Exhibit 99.1

ANOORAQ RESOURCES CORPORATION

TECHNICAL REPORT

RESOURCE ESTIMATE

BOIKGANTSHO JOINT VENTURE

NORTHERN LIMB, BUSHVELD IGNEOUS COMPLEX

LIMPOPO PROVINCE

REPUBLIC OF SOUTH AFRICA

Latitude 23° 54’ South

Longitude 28° 52’ East

G J van der Heever B.Sc. Hons., Pri Sci. Nat.

GeoLogix (Pty) Ltd.

December 22, 2004

TABLE OF CONTENTS

1.	EXECUTIVE SUMMARY			4
	1.1.		Location	4
	1.2.		Property Description	4
	1.3.		Access and Infrastructure	4
	1.4.		History	4
	1.5.		Geology and Mineralization	5
	1.6.		Resource Estimation	6
	1.7.		Project Evaluations and Conclusions	7
	1.8.		Recommendations	7
2.	INTRODUCTION AND TERMS OF REFERENCE			7
3.	DISCLAIMER			8
	3.1.		General	8
	3.2.		Field Involvement	9
4.	PROPERTY LOCATION AND DESCRIPTION			9
	4.1.		Location	9
	4.2.		Current South African Minerals Legislation	9
		4.2.1.	Conversion of “Old Order Prospecting Rights” to “New Order Prospecting Rights”	9
	4.3.		Mineral Rights	10
	4.4.		Option Agreements	11
	4.5.		Prospecting Permits	12
	4.6.		Surface Rights	12
5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			12
	5.1.		Access	12
	5.2.		Climate	12
	5.3.		Local Resources and Infrastructure	12
	5.4.		Physiography	13
6.	EXPLORATION HISTORY			13
	6.1.		District Exploration	13
	6.2.		Exploration on Farms Drenthe and Witrivier	14
7.	REGIONAL GEOLOGICAL SETTING			16
	7.1.		Bushveld Layered Mafic Intrusive Complex	16
	7.2.		Northern Limb Geology	18
8.	PROPERTY GEOLOGY			19
	8.1.		Overview	19
	8.2.		Hanging Wall	19
	8.3.		Platreef	21
	8.4.		Footwall	22
	8.5.		Structure	23
	8.6.		Mineralization	24
9.	EXPLORATION TECHNIQUES			25
10.	DRILLING			26
	10.1.		Drilling	26
	10.2.		Surveying	26
	10.3.		Collar Co-ordinates	26
11.	SAMPLING METHOD AND APPROACH			27
12.	SAMPLE PREPARATION, ANALYSIS AND SECURITY			28
	12.1.		Sample Preparation	28
	12.2.		Sample Analysis	28
		12.2.1.	Platinum, Palladium, Rhodium and Gold Analysis	28
		12.2.2.	Multi-Element (ICP) Analysis	29
		12.2.3.	Conversion Factors	29
	12.3.		Security	30
		12.3.1.	Quality Assurance and Quality Control	30

i

		12.3.2	Standards	31
	12.4.		Summary	32
13.	DATA VERIFICATION			33
14. ADJACENT PROPERTIES				33
	14.1.		Sandsloot	33
15.	MINERAL RESOURCE ESTIMATES			33
	15.1.		Data	33
	15.2.		Data Verification	37
	15.3.		Geology Model	38
	15.4.		Naïve Statistics	38
	15.5.		Variography	42
	15.6.		Modelling Parameters	45
	15.7.		Model Results	46
	15.8.		Discussion of the Resource Classification	47
	15.9.		Supplementary information	47
	15.10.		Conclusions	48
16.	MINERAL PROCESSING AND METALLURGICAL TESTING			48
17.	INTERPRETATION AND CONCLUSIONS			48
18.	RECOMMENDATIONS			50
19.	REFERENCES			51
20.	DATE			52
21.	CERTIFICATE			52

LIST OF FIGURES

		Page(s)

Figure 1	Location Map	following report
Figure 2	Regional Geology and Property Map	following report
Figure 3a	Generalised Geology of the Bushveld Complex	following report
Figure 3b	Stratigraphic Column of the Bushveld Complex	following report
Figure 4	Property Geology and Drill Hole Map	following report
Figure 5	Cross Section 2644880N	following report
Figure 6	Cross Section 2645400N	following report
Figure 7	Cross Section 2647900N	following report
Figure 8	Drill Core Sampling and Analytical Flow Chart	following report
Figures 9-13	Frequency Plots: Platinum, Palladium, Gold, Copper, Nickel	38 - 40
Figure 14	Box Whisker Plot of Five Elements	41
Figures 15-20	Variograms: Platinum, Palladium, Gold, Nickel, Copper, 3PGM	42 - 45

LIST OF TABLES
		Page
Table 1.	Summary of Mineral Resources	6
Table 2.	Land Tenure	11
Table 3.	Drill Hole Summary	16
Table 4.	List of Drill Holes	34
Table 5.	Univariate statistical summary of PGM, Cu and Ni grades	41
Table 6.	Semi-variogram model parameters	42
Table 7.	Modelling parameters	45
Table 8.	Results of Resource Estimates	46
Table 9.	Summary of Mineral Resources	50
Table 10.	Pre-feasibility Study Drilling Costs	50

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1.	EXECUTIVE SUMMARY

This report on a resource estimate for the Drenthe and Overysel North deposits is compiled in accordance with the guidelines set forth under National Instrument 43-101 for the submission of technical reports on mining properties. Mineral resource classifications contained herein follow the standards of CIMM 2000.

1.1.	Location

The Drenthe and Overysel North deposits are located on the Drenthe and Witrivier farms, and the northern portion of the Overysel farm, located on the Northern Limb of the Bushveld Mafic Intrusive Complex. The properties are situated near the town of Mokopane in the Republic of South Africa, approximately 275 km northeast of Johannesburg. The Bushveld Complex is both the world’s largest layered mafic intrusive complex and host to the world’s greatest resources of PGM. On the Northern Limb, there is a large PGM surface mining operation and several extensively explored PGM deposits.

1.2.	Property Description

The property comprises all or parts of the three farms, totalling approximately 3,700 hectares. These three farms are being explored under the Boikgantsho Platinum Mine Joint Venture (“the Boikgantsho JV”) between a subsidiary of Anooraq Resources Corporation (“Anooraq”) and a subsidiary of Anglo American Platinum Corporation Limited (“Anglo American”).

1.3.	Access and Infrastructure

The area is well serviced by the cities of Mokopane and Polokwane, which together provide the infrastructure for the substantial platinum-group metal mining industry in the district. Highways and railways service the region from Johannesburg.

1.4.	History

Dr. Hans Merensky first discovered PGM in the Northern limb of the Bushveld Complex in 1924 and the region saw limited PGM production until 1930. Thereafter interest waned, particularly with the discovery and development of the more platinum-rich Merensky reef in the Western Limb. However in the 1960’s, exploration attention was again focused on the district and in 1993, after nearly 30 years of sporadic exploration, the Sandsloot mine was brought into production. Anglo Platinum currently produces approximately 400,000 oz of 4PGM annually from this one deposit, out of a total Platreef resource base of 54.2 million contained ounces. (In this report 4PGM refers to the sum of the contained concentrations of Platinum, Palladium, Rhodium, and Gold and 3PGM refers to the sum of the contained concentrations of Platinum, Palladium and Gold).

Similarly, exploration on the properties comprising Anooraq’s Platreef project has been sporadic and erratic. This is in spite of the success of numerous historic drill holes in identifying extensive PGM mineralization on the farm Drenthe 778LR. In 2000, Anooraq drilled 35 diamond drill holes totalling 6,762 metres on farms Drenthe and Witrivier that partially defined a substantial area of PGM mineralization. In 2002, Anooraq completed an additional 769 metres of drilling in 3 drill holes; and in 2003, an additional 2,383 metres in 12 drill holes. In 2004, a major multi-rig drill program was initiated. To mid September, when the database for the resource estimate was provided 24,896 metres in 122 holes (to PR-173) had been drilled and analysed. Drilling continued to mid December.

1.5.	Geology and Mineralization

The property is situated on the Bushveld Complex, which is both the world’s largest mafic-layered intrusive complex and host to the world’s greatest resources of platinum group metals (PGM). Extending over 67,000 km2, the complex consists of four major compartments or limbs. Each compartment underwent similar processes of crystallisation and stratification so that rock successions are broadly similar throughout the complex. Rock sequences are classified into a series of zones, of which the Critical Zone is the most famous, both for its remarkable layering and for hosting most of the world’s chromite and platinum group metal resources. Throughout most of the Complex two horizons near the top of the Critical Zone, i.e. the PGM-bearing UG2 chromitite and the Merensky Reef pyroxenite units are most notable, both for their considerable continuity and unparalleled economic significance.

Within the Northern limb the broad stratigraphy of the layered sequence, including the Platreef, can be correlated with the other limbs of the Bushveld Complex and analyses of pyroxenes from the Platreef suggest that it is stratigraphically equivalent to the Merensky Reef of the normal Bushveld succession. In other words the Merensky Reef and the Platreef were derived from the same magma, which was enriched in platinum group metals.

The Platreef pyroxenite unit, ranging up to 250 metres in thickness, is thought to occur along a northerly trend through most of the property. PGM mineralization is associated with pyrrhotite, chalcopyrite and pentlandite variably distributed through the Platreef pyroxenites over thicknesses ranging to 100 or more metres. On the adjoining property held by a subsidiary of Anglo Platinum, deposits in the Platreef unit host 673.9 million tonnes in resources and reserves, containing approximately 54.2 million ounces of 4PGM (2003 Annual Report).

Anooraq’s previous drilling programs established a mineralized corridor extending from the southern boundary of farm Drenthe northward for approximately 2,100 metres. On the southern part of Drenthe this corridor exceeds 250 metres in width and PGM concentrations throughout the corridor are in the range 0.5 -2.5 grams per tonne 4PGM over 10-20 metres. Mineralization is open to the north and down-dip towards the west.

Drilling in 2004 on the Drenthe and Witrivier farms and the northern portion of the Overysel farm have traced mineralization for 6.0 kilometres along the Platreef horizon, expanding the Drenthe deposit and outlining a new deposit called Overysel North. This report describes an estimate of the mineral resources in the Drenthe and Overysel North deposits as outlined by drilling to mid September. Drilling has continued to mid December.

1.6.	Resource Estimation

Resource estimates of the Drenthe and Overysel North deposits were prepared by GeoLogix (Pty) Ltd. The geology model was developed by wireframing 171 drill hole intersections to create a digital envelope of the deposit. Waste (diabase dykes and other non-mineralized material) wireframes were also created to exclude these from the volume of mineralized material. Other wireframe surfaces and solids include the topography, basement rocks and weathering zones.

The wireframes of mineralized material were subsequently filled with empty (prototype) blocks measuring 50 metres x 10 metres x 5 metres in X, Y and Z to best fit the orientation of the Platreef. The metal content of each block was then estimated using ordinary kriging as the estimation method.

The resources were classified as indicated and inferred using the variogram range developed from the drill hole data (a variogram is a graph which describes the variance of the samples in a deposit as a function of distance). The range for indicated resources is up to 133 metres from a drill hole, and for inferred resources is up to 266 metres. No estimate was made for a range of greater than 266 metres.

Indicated and inferred resources for the Drenthe and Overysel North deposits at the $20 Gross Metal Value/t1 value are tabulated below:

Table 1. Summary of Mineral Resources

Deposit	Category	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	3PGM (g/t)	% Ni	% Cu	Contained Ounces PGM
DRENTHE
	Indicated	132,239,500	0.53	0.62	0.09	1.25	0.14	0.09	5,309,000
	Inferred	88,640,000	0.49	0.58	0.09	1.16	0.15	0.09	3,315,000
OVERYSEL NORTH
Segment 1	Indicated	8,985,000	0.71	0.93	0.10	1.74	0.08	0.05	501,000
	Inferred	1,750,000	0.59	0.85	0.09	1.52	0.08	0.05	86,000
Segment 2	Indicated	35,436,500	0.66	0.85	0.10	1.61	0.10	0.06	1,839,000
	Inferred	13,693,500	0.66	0.88	0.10	1.64	0.11	0.07	723,000
TOTAL
	Indicated	176,661,000	0.57	0.69	0.09	1.35	0.13	0.08	7,649,000
	Inferred	104,084,000	0.52	0.63	0.09	1.23	0.14	0.09	4,124,000

[1]	GMV is sum of Pt, Pd, Au, Cu and Ni grades x requisite metal prices.

Metal prices used are Pt – US$650/oz; Pd – US$250/oz; Au – US$375/oz; Ni – US$4/lb; Cu – US$1/lb.

All drill holes and associated data were verified; only valid drill holes were used during the resource estimation process.

This mineral resource estimate does not imply that all of these resources are mineable.

1.7.	Project Evaluations and Conclusions

Diamond drilling and surface mapping demonstrate that the prospective Platreef geological unit may extend northward beyond the length of the Drenthe and Witrivier farms for an additional 10 kilometres through the Platreef project farms. Sufficient exploration has been undertaken on Anooraq’s Platreef mineral tenures to firmly establish their potential to host large deposits of platinum group metals and associated base metals. On farms Drenthe, Witrivier and the northern portion of Overysel, Anooraq has outlined a mineralized corridor at a $20 GMV per tonne cut-off containing an estimated indicated resource of 176.7 million tonnes grading 1.35 g/t 3PGM, 0.13% nickel and 0.08% Cu and an estimated inferred resource of 104.1 million tonnes grading 1.23 g/t 3PGM, 0.14% nickel and 0.08 % copper. Additional drilling is warranted to increase the confidence level of and to fully delineate the resource, which remains unconstrained.

1.8.	Recommendations

The focus of the next exploration program should be to more uniformly drill the Drenthe and Overysel North deposits to increase the confidence level of the resource base and define the full extents of the mineralization. A drill program should be undertaken to increase the density of data points to a 50 metre spacing along 50 metre spaced lines, such that the indicated resources can be upgraded to measured resources in anticipation of commencing a Bankable Feasibility study upon completion of the Pre-feasibility report. It is estimated that 24,000 metres of drilling would be required to bring the initial area under examination for initial mining operations to a measured resource category.

Metallurgical, engineering and environmental studies are also required to prepare pre-feasibility and feasibility studies. Furthermore, as the project has reached an advanced level, consultation processes with the local population must continue to be a focus of the ongoing program.

2.	INTRODUCTION AND TERMS OF REFERENCE

In 1999, Anooraq Resources Corporation acquired an interest in Plateau Resources Ltd. (“Plateau”) and the Platreef project. In 2000, Anooraq, through Plateau, completed 6,758 metres in 35 holes of diamond drilling on the Drenthe and Witrivier farms, situated in the Northern Province of the Republic of South Africa. The objectives of the program were: a) to follow-up on significant PGM intersections returned in an eight-hole drill program completed by Plateau in 1998 on the southern portion of the farm Drenthe by drilling 20 holes and b) to begin testing the remaining 11 kilometres of prospective geology along strike towards the north. Fifteen drill holes at 200 metre intervals were completed. In 2002, Anooraq drilled one additional hole to substantiate favourable results from the 2000 reconnaissance drilling program and two holes to further explore for the Platreef unit farther to the north. In 2003, an additional 2,383 metres in 12 drill holes were completed.

In late 2003, Anooraq entered into the Boikgantsho JV to explore and develop the PGM mineralization on the Drenthe, Witrivier and northern portion of the adjacent Overysel farm. In 2004, a major multi-rig drill program was completed. To mid September, 24,896 metres of drilling in 122 holes were drilled and analysed. This program has resulted in drill holes spaced at 100 metres along lines 100 metres apart over the property area with a large portion drilled off at spacings of 50 metres along lines 100 metres apart.

The Drenthe and Overysel North Deposits are located on the Northern limb of the Bushveld Mafic Intrusive Complex near the town of Mokopane. The Drenthe deposit was outlined by drilling completed from 1998-2004 and the Overysel North deposit was discovered by drilling in 2004. Gideon van der Heever and David Briggs of GeoLogix (Pty) Ltd. of South Africa carried out resource estimates for the deposits based on drilling to mid September 2004, which were announced in an Anooraq news release on November 22, 2004. Anooraq requested a Technical Report that meets the requirements of Canadian regulatory authorities under National Instrument 43-101 in order to document the results of the resource estimate. Gideon van der Heever, B.Sc. (Hons.), Pr.Sci.Nat., of GeoLogix is the independent qualified person for the resource estimate and technical report.

This report describes the mineral tenure, exploration history, drilling program, geology, mineralization and exploration potential of the Boikgantsho JV property. Recommendations and budgets are made for future exploration programs.

3.	DISCLAIMER

3.1.	General

In preparing this Technical Report, the authors relied upon:

•	Their knowledge from an examination of the diamond drill core during property visits.

•	Reports and studies on a variety of topics, prepared by others during exploration investigations of the Platreef property. The principle ones used are noted in section 19, References.

Information on mineral tenure, exploration history and metallurgical studies were relied on without extensive inquiry and review. The author makes no particular representation to the degree of accuracy of that information and does not bear liability thereto.

3.2.	Field Involvement

Gideon van der Heever and David Briggs of GeoLogix visited the Platreef project site for the first time on June 17-18, 2003, and again on December 1 – 2, 2003 to conduct a field review and gain familiarity with the site in relation to regional development and geology. Regular site visits have been undertaken during 2004.

4.	PROPERTY LOCATION AND DESCRIPTION

4.1.	Location

The 3,700 hectare Boikgantsho Joint Venture Property is situated in the Limpopo Province of the Republic of South Africa (“RSA” or “South Africa”) some 275 kilometres north-northeast of Johannesburg (Figure 1). Located at latitude 23°54’ South and longitude 28°52’ East, the project comprises portions of three farms, which are the form of mineral holdings in South Africa.

4.2.	Current South African Minerals Legislation

The Mineral and Petroleum Resources Development Act, 2002 was promulgated on May 01, 2004 and is the Act that currently governs South African Minerals Legislation. The Act replaces the Minerals Act 50 of 1991. This new Act allows for the transfer of all “unused old order rights” to the State. The current rights optioned and permitted by the Company do not fall into the category of “unused old order rights”, but are classified as “old order prospecting rights”. A period of two years will allowed after promulgation of the Bill, which occurred on May 01, 2004, to convert these “old order prospecting rights” to “new order” prospecting or mining rights. Security of tenure will thereafter be guaranteed for a period of 5 years with respect to prospecting rights, and 30 years with respect to mining rights.

There will be a one-year grace period after the promulgation of the Bill within which to permit any unpermitted rights.

4.2.1.	Conversion of “Old Order Prospecting Rights” to “New Order Prospecting Rights”

The conversion process has two preconditions:

•	Involvement of a Black Economic Empowerment (BEE) contingent; and

•	Payment of a prospecting fee to the State, followed by a royalty in the event of mining.

Through a transaction with Pelawan Investments (Proprietary) Limited that was completed in October 2004, Anooraq has become a Black Economic Empowerment entity, meeting the first requirement for conversions of prospecting rights.

Current State prospecting fees range from R3/hectare in year 1 to R7/hectare in year 5. Current State royalties on precious metals are 1% of gross revenue. These amounts will become payable to the State upon conversion of “old order” rights to “new order” rights, and do not take existing commitments towards current mineral rights holders into account.

Under the Minerals Act 50 of 1991, in order to conduct exploration work, on private or State land, a “Prospecting Permit” was required. Under the new legislation a valid prospecting permit over a farm means that the mineral rights held are classified as “old order prospecting rights”. Prospecting permits are issued by the State controlled Department of Minerals and Energy (“DME”). Usually, Prospecting Permits are renewed at the start of each exploration program (not unlike Notice of Work Applications in British Columbia). In order to apply for a Prospecting Permit the following items must be submitted to the DME:

•	a copy of the Notarial Prospecting Contract and Option Agreement;

•	a work proposal;

•	an environmental restoration plan and rehabilitation deposit;

•	a financial guarantee for rehabilitation purposes;

•	proof of financial resources and the ability to mine;

•

proof that proper written notice of the application was given to interested and affected parties concerned, in which it is stated that the particulars of the application are available at the offices of the Director: Mineral Development for inspection and that they may comment in writing thereon within a reasonable time as stated in the notice;

•	comments on any written objections raised by the interested and affected parties;

•	an indication of the period required for prospecting (usually stated in the Notarial Prospecting and Option Agreement);

•	a signed Prospecting Permit Application Form;

•	a 20 Rand non-refundable filing fee; and

•	maps outlining the area of exploration interest.

4.3.	Mineral Rights

The Boikgantshu Joint Venture mineral rights for the farm Drenthe were originally held by the Lebowa Minerals Trust (“LMT”), which was abolished by the Abolition of the Lebowa Mineral Trust Act, 2000 that was enacted on September 30, 2001. The Act ceded all rights held by the LMT to the Department of Minerals and Energy (“DME”) of the Republic of South Africa. Currently, mineral rights for farms Drenthe and Witrivier are under option from the DME and the northern portion of the Overysel farm is privately held. Anooraq Resources Corporation (“Anooraq”), through its 100% owned South African subsidiary Plateau Resources (Pty) Ltd (“Plateau”), has entered into “Notarial Prospecting and Option Agreements” with the mineral rights owners. A summary of the mineral rights ownership for the farms is provided below in Table 1; also refer to Figure 2, Regional Geology and Property Map.

Table 2. Land Tenure

Mineral Rights Owner	Year Acquired	Farm Name	Portion	Area (hectares)
DME
	1999	Witrivier 777 LR	1	767.42
	1999	Witrivier 777 LR	Re	788.97
DME (formerly LMT)
	1999	Drenthe 778 LR	All	1,538.30
PRIVATE
	2003	Overysel 815 LR	% of All	637.57
	Total Land Holdings (hectares) :			3,732.26

4.4.	Option Agreements

The majority of the option to purchase mineral rights agreements held by the Company are standard agreements. The agreements with the private mineral rights holders are somewhat more complex and thus require further explanation as detailed below. The following summary of these agreements has been provided by Anooraq management and has not been independently verified or reviewed by the writers.

In November 2003, Anooraq, and its wholly owned South African subsidiary Plateau Resources (Pty) Ltd. (together “Anooraq”), entered into a Joint Venture Agreement with Potgietersrust Platinums Ltd. (“PPRust”), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together “Anglo Platinum to explore and develop platinum group metals (“PGM”), gold and nickel mineralization on the Drenthe farm and the adjacent northern portion of the Overysel farm. Pursuant to the terms of the Joint Venture Agreement, Anooraq and Anglo Platinum will form an initial 50/50 Joint Venture (“the JV”) to explore Drenthe and the northern portion of the Overysel farm for a period of up to five years. During the period, Anooraq will operate exploration programs, and spend up to ZAR12.35 million (about US$1.76 million) on behalf of the JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study (“BFS”).

Once the BFS has been completed, either or both of the partners in the JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate Joint Venture interest allotted to Anooraq and PPRust will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. PPRust has the option to dilute to a minimum 12.5% non-contributory interest, adjusted depending to the final PGM royalty established under the Mineral and Petroleum Royalty Bill to a maximum of 15%. During development, the JV will be seeking a Black Economic Empowerment business partner to participate in the project, with the JV partners dividing the remaining interest.

Anglo Platinum has undertaken to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby

PGM produced from the operation would potentially be treated at Anglo Platinum’s facilities. Anglo Platinum recently completed construction of a new PGM smelter at Polokwane, located about 80 kilometres east of Drenthe.

4.5.	Prospecting Permits

The Company has obtained prospecting permits for farms Drenthe and Witrivier and they are valid until October 24, 2005 and March 01, 2006 respectively. Anglo Platinum manages the permits for farm Overysel and a “old order” mining permit is currently in place over this farm.

4.6.	Surface Rights

No surface rights have been secured on the Anooraq property to date. Once the required area has been established, it would be necessary to negotiate a purchase agreement with the surface rights owner(s). Prices are expected to range between R2000/hectare and R5000/hectare depending on the infrastructure on the farm.

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1.	Access

Access to the project from Johannesburg is via highway N1 to the city of Mokopane, then 35 kilometres to the north-northwest via highway R-35, a well-maintained secondary paved road. Leading off from R-35 are several local gravel roads that provide access to property.

5.2.	Climate

The climate is arid with moderate winter temperatures in the 20°C range, typically increasing to 35°C in summer. The majority of the 35 centimetres of average annual precipitation occurs in the period November to March, with little precipitation during the remainder of the year. Ample water from nearby water wells is available for drilling within the property. Groundwater studies will be required to source adequate supplies of processing water.

5.3.	Local Resources and Infrastructure

Nearby highways, railways, high capacity electrical transmission lines and the cities of Mokopane and Polokwane provide the essential infrastructure for Anglo Platinum’s Sandsloot 15,000 tonnes per day PGM mine. This mine is located within 13 kilometres of the Drenthe deposit and the existing infrastructure has the capacity to support additional mine development. Any additional services and consumable supplies required for mineral exploration and mine development/operation are available in Johannesburg.

Should the project proceed to the mine development stage it may be necessary to facilitate the relocation of a small village.

5.4.	Physiography

The Boikgantsho JV property’s characteristic terrain features are smooth rolling topography with broad, gently sloping valleys. Watercourses are seasonal. With relatively flat terrain and a mean elevation of 1,100 metres there are no physical obstacles to inhibit exploration or mine development. Vegetation is generally sparse and consists mostly of various acacia thorn bushes.

6.	EXPLORATION HISTORY

6.1.	District Exploration

While there has been a long history of exploration for PGE in the Northern limb of the Bushveld Intrusive Complex, activities have been surprisingly sporadic and generally unsystematic. This has resulted in large segments of the platiniferous Platreef of the Northern limb remaining under-explored.

The PGM bearing Platreef feldspathic pyroxenite extends north from Potgietersrus. Dr. Hans Merensky discovered it in 1924, and recognized that the pyroxenitic zone at the base of the Bushveld rocks was similar to the Merensky Reef, which he is also attributed to having discovered earlier the same year near Steelpoort. Merensky reports (1925) “The eastern basal plane of this formation consists of a belt several hundred yards in thickness which are platiniferous throughout. In the uppermost hanging wall portion, the values increase over a width of up to 50 feet to such an extent that certain stretches become payable, even highly payable…7.5 dwt (13 g/t) over 30 feet. This valuable zone extends from the town of Potgietersrust to the farm Witrivier, a distance of about 30 miles. This is not to say that the entire zone is payable. The best mineralization was found on the farms Sandsloot, Vaalkop, and Zwartfontein…north of Zwartfontein, the pyroxenite body traverses the farms Overysel, Drenthe and Witrivier.”

A company known as Potgietersrust Platinum Limited (PPL), administered by the Johannesburg Consolidated Investment Company Limited (JCI) was formed in mid-1926 and commenced production in 1926 on the farms Zwartfontein and Vaalkop. In May 1930, when the mine closed due to the Great Depression, 23,000 ounces of PGM had been recovered from 110,000 tons. The PGM head grade is reported to have averaged 11.12 g/t. Ore reserves remaining were estimated at 200,000 tonnes at a grade of 10.29 g/t over an average width of 4.88 metres (White, 1994).

In the 1960’s, after a lapse of interest in the intervening years, attention was again focused on the Potgietersrus area and various exploration programs were conducted. Unfortunately certain aspects of this work lacked a systematic approach. Drill holes were drilled at various inclinations, different azimuths and to variable depths, and although drilling covered most of the strike length from Tweefontein to Overysel, certain areas had a much higher drill density than others. Drilling was concentrated around the area of the old mine workings on the farms Zwartfontein, Vaalkop, and Sandsloot, and although several drill holes outside these areas reported good mineralization, no follow-up work was undertaken at this time (White, 1994). It was only in 1976 that a systematic regional exploration program was initiated by Rustenburg Platinum Mines Limited (RPM) to delineate any areas of anomalous PGM and copper or nickel mineralization within the Platreef.

As a result of this work, various target areas were selected for diamond drilling and further evaluation. Favourable results were obtained but a proposed mining project was shelved at that time. Nevertheless, detailed diamond drilling on a grid pattern over the remaining target areas was completed, and the Platreef stratigraphy was traced along strike. In addition, several holes were sited to examine the continuity of the mineralization at greater depth. This deeper drilling confirmed the down-dip extension of the mineralization encountered near surface and provided estimates of the resource to vertical depths of between 600 and 800 metres.

In 1993, after 30 years of sporadic and indecisive exploration, RPM resurrected PPL and re-commenced mining of the Platreef from an open pit operation on farm Sandsloot. Current annual production from Sandsloot is presently in the order of 400,000 ounces of PGM.

6.2.	Exploration on Farms Drenthe and Witrivier

Exploration on the farm Drenthe has, similarly, been sporadic. In 1969, Chrome Corporation Ltd. completed 19 diamond drill holes for which no data are available (Gain, 1982). Subsequently Union Carbide, Mining Corporation and JCI-RPM diamond drilled on Drenthe. Many of these holes were shallow and either did not penetrate the PGM-bearing Platreef or were terminated before the complete Platreef succession was intersected. Much of the Union Carbide and Mining Corporation core was not sampled. JCI’s diamond drill hole DRN2 on the southern portion of Drenthe was collared within the Main Zone of the Bushveld Complex and intersected the Critical Zone (Platreef) before being terminated in the underlying basement granite footwall. Despite hole DRN2 encountering 5.61 g/t PGM, 0.17% Cu and 0.27% Ni over a width of 3.78 m, within a broader zone grading 4.15 g/t PGM over 9.7 m (Davenport, 1999) no follow-up work was undertaken.

In July 1998, Plateau Resources (Pty) Ltd. completed eight diamond drill holes on the southern half of the farm Drenthe to target the PGM mineralization intersected by JCI’s hole DRN 2. All eight of these holes cut significant intervals of PGM mineralization within the Platreef.

Recent and historic drilling programs have therefore substantiated the existence of widely distributed PGM mineralization at shallow depths along the full two kilometre length of the Platreef on the farm Drenthe.

Scattered drilling on the farms Witrivier and Dorstland in the late 1960’s – early 1970’s traced the mineralized Platreef a further 10 kilometres to the north of the Drenthe deposit. Unfortunately, geological and assay records for these holes are unavailable.

In 2000, Anooraq completed 6,758 metres of NQ (47.6 mm core diameter) diamond drilling in 35 holes. Twenty holes, on a 50-metre step-out grid pattern, were drilled to establish continuity of the mineralization identified by the 8 widely spaced DT holes completed in 1998 by Plateau Resources and 15 holes were drilled at approximately 200 metre intervals along the northward trend of the Platreef to further evaluate the mineralization encountered in holes drilled by preceding operators.

In 2002, Anooraq drilled one additional hole on farm Drenthe. At the request of Anooraq, in early 2003, GeoActiv (Pty) Ltd. (“GeoActiv”) estimated the resource of the PGM mineralization that had been outlined. In July 2003, the resource estimate was audited by G.J. van der Heever, Pr.Sci.Nat., of Geologix (Pty) Ltd., confirming GeoActiv’s results. Later in 2003, Anooraq drilled another eleven diamond drill holes on Drenthe, totalling 2,204 metres, which continued to define a substantial area of PGM mineralization.

In November 2003, Anooraq entered into a Joint Venture Agreement with a subsidiary of Anglo Platinum (the Boikgantsho JV) to explore and develop PGM, gold and nickel mineralization on the Drenthe farm and the adjacent northern portion of the Overysel farm. Anooraq is the operator. Two phases of drilling were planned for 2004 under the Boikgantsho JV. Thirty holes, totalling about 6,000 metres were planned for the Drenthe and Witrivier farms and 56 holes, totalling about 10,000 metres, were planned for the northern part of the Overysel farm. About 16,662 metres were drilled in 88 holes to the end of May 2004. Phase 2 began in June and 49 holes, totalling 11,900 metres had been drilled to the middle of September. Of the 28,570 metres drilled from January to September 2004, 46 holes (19,570 metres) were drilled on the Drenthe farm, 27 holes (5,261 metres) on the Witrivier Farm and 64 holes (12,739 metres) on the northern part of the Overysel Farm. To mid September when the drill hole database was supplied, assays had been received for 122 holes to PR-173 (24,896 metres).

A summary of the holes drilled to mid September 2004 is provided in Table 3. Phase 2 drilling continued until mid December 2004. A total of approximately 35,949 metres were drilled.

Table 3. Drill Hole Summary

AREA	OPERATOR	YEAR	No. DDH	Total metres
Drenthe	Anooraq Resources Corp.	2004	46	19,570
Drenthe	Anooraq Resources Corp.	2003	11	2,204
Drenthe	Anooraq Resources Corp.	2000	26	5,088
Drenthe	Anooraq Resources Corp.	2002	1	316
Drenthe	JCI for RPM	1982	2	368
Drenthe	Mining Corporation	1980	1	150
Drenthe	Mining Corporation	1981	20	3,210
Drenthe	Plateau Resources	1998	8	1,226
Drenthe	Union Carbide Ltd	1980	24	3,451
Overysel	Anooraq Resources Corp.	2004	64	12,739
Witrivier	Anooraq Resources Corp.	2004	27	5,261
Witrivier	Anooraq Resources Corp.	2000	9	1,674
Witrivier	Rand Mines	1971	5	607

7.	REGIONAL GEOLOGICAL SETTING

7.1.	Bushveld Layered Mafic Intrusive Complex

The Bushveld Complex is by far the world’s largest mafic, layered intrusive complex, being broadly elliptical with approximate dimensions of 300 kilometres in an east-west direction and a stratigraphic thickness of approximately 8 kilometres (Figure 3).

The Complex also plays host to approximately 80% of the world’s known resources of platinum group metals.

On a regional scale the bulk of the Complex is emplaced into the Transvaal Sequence, a 21 kilometres thick package of sediments with minor intercalated volcanics that were deposited on the Kaapvaal Craton. However, in places, it rests directly on the cratonic (granite) basement. The mafic, layered portion of the complex, i.e. the Rustenburg Layered Suite, is overlain by the Rooiberg Group of acid volcanics and the associated, hypabyssal, Rashoop Granophyre Suite. A later phase of acid plutonism (Lebowa Granite Suite) is also recognised on structural grounds. The age of emplacement for the earliest portion of this suite overlaps those of the mafic rocks. The most recent date for intrusion of the mafic rocks of the Bushveld Complex is 2059 ± 1Ma (Buick et al. 2001).

The Complex is divided into four distinct geographical parts, namely the Far-Western, Western, Eastern and Northern (Potgietersrus) limbs or lobes (Figure 3a). The magmas supplied to these limbs had common origins and were subject to similar liquid stratification and fractional crystallization processes on cooling. Consequently rock successions are broadly similar throughout the Complex (Vermaak, 1994) but with some variation between the limbs. The similarities between parts of the succession in the various limbs suggest that the magma chambers were inter-connected for at least a part of their crystallization history. However, in finer detail, there are considerable differences in the igneous stratigraphy of the various parts of the Bushveld Complex (Figure 3b). In addition some zones, if present, remain unexposed or are not fully developed in specific limbs.

The Marginal Zone, or lower contact zone varies enormously in thickness, ranging from a few metres up to several hundreds of metres locally, and elsewhere it is either unexposed or possibly absent altogether. Where fully developed, it comprises a basal heterogeneous suite of norites, which grade into gabbronorites with an increase in clinopyroxene content. Accessory quartz, biotite and hornblende may also occur - the total content increases with the degree of assimilation of the underlying footwall. Xenoliths of Transvaal Sequence rocks are also common close to the floor of the unit. Layering in the Marginal Zone is diffuse and the contact with the overlying rocks is commonly gradational.

The Lower Zone is also variable in thickness; it is thickest in troughs and absent or extremely thin over structural highs. Typically, it consists of a basal and upper unit of pyroxenite with an intervening cyclically layered, repetitive sequence of dunite-harzburgite-pyroxenite.

The Critical Zone is famous both for its remarkable layering and for hosting most of the world’s chromite and platinum group metal resources. It is divided into the Lower and Upper Critical Zones on the basis of the appearance of cumulus plagioclase. The Lower Critical Zone generally lacks cumulus plagioclase and is dominated by pyroxenites with minor harzburgites and chromitite layers. The Upper Critical Zone consists of strongly layered pyroxenites, norites, anorthosites and chromitites.

The three horizons most frequently noted for their continuity and economic significance in the Critical Zone are the LG6 chromitite layer, PGM-bearing UG2 chromitite and Merensky Reef with its lateral equivalent, the lesser known Platreef.

The Merensky Reef is a regionally persistent, generally coarse grained, pegmatoidal, feldspathic pyroxenite, which contains economically significant concentrations of PGM, copper and nickel. It is generally no more than 1 metre thick, although it does thicken in places to 8 metres. In the Rustenberg area it has an anorthositic footwall and is bounded at the top and bottom by thin chromitite layers. The first 20 – 30 centimetres of the overlying medium-grained feldspathic pyroxenite that forms the immediate hangingwall is also sometimes well mineralised, and economic values may also extend a few tens of centimetres into the footwall anorthosite. The major base-metal sulphides, in order of decreasing abundance, are pyrrhotite, pentlandite and chalcopyrite. Other sulphides, e.g. galena and sphalerite, occur only in very minor amounts.

The Main Zone is the thickest unit; it is close to 3 kilometres thick when fully developed, i.e. it comprises nearly half of the entire intrusion. It consists of uniform gabbronorites with occasional anorthosite and pyroxenite layers, although layering is much less pronounced than in the Critical and Upper Zones.

The Upper Zone is broadly gabbroic in composition but it is characterized by sequences which are strongly ‘banded’, and often dominated by anorthosite and vanadiferous - titanomagnetite layers.

Most PGM production in South Africa has come from the Merensky Reef and latterly, the UG2 chromitite. However, with the commissioning and subsequent expansion of the Sandsloot mine, a significantly increasing proportion of total production is now being extracted from the Platreef in the Northern limb.

7.2.	Northern Limb Geology

The Northern limb can be traced in a north-south direction for 110 kilometres. On a regional scale, the rocks of the Northern limb cut discordantly across the Transvaal Sequence in a northerly direction. As a result the basal portion of the Complex rests on progressively older formations until it is ultimately in direct contact with the basement granite. This is clearly a discordant intrusive relationship. Further north, the limb is buried beneath younger sediments and volcanic rocks, and to the south (South Block area), it is ultimately truncated by faulting.

The Northern limb differs from that of the Western and Eastern limbs of the Bushveld Complex in that the Lower Zone and lower parts of the Critical Zone are generally not recorded within the layered sequence (Figure 3b). The one exception to this is the South Block area where Lower Zone rocks appear to have been structurally emplaced into the floor and overlying Critical-Main Zone. Another important feature of the Northern limb is that the base of the intrusion is, for the most part, represented by the so-called ‘Platreef’ a 150 metres thick unit of PGM-bearing rocks immediately underlying the Main Zone norite-gabbro. This unit is known to extend for at least 60 kilometres along the strike of the Northern Limb and on the basis of stratigraphic position and mineral chemistry it appears to be equivalent to the uppermost part of the Critical Zone. Elsewhere in the Complex this part of the Critical Zone contains the PGM-rich Merensky Reef.

The origin of the Platreef is the subject of ongoing debate but in a general sense it can be viewed as resulting from the interaction between floor rocks (dolomite, banded ironstone, argillaceous sediments, granite) and ‘pyroxenitic’ Critical Zone magma. A considerable volume of dolomite, in particular, was stoped into the magma, giving rise to xenoliths and rafted blocks of calc-silicate and carbonate, surrounded by alteration aureoles of varying widths. Some of the larger rafts exceed several 100’s of metres in extent and may occur within the Platreef or lie above it within the Main Zone ‘norite’. As a result of this interaction, the Platreef ‘pyroxenite’ is mineralized with PGM-sulphides, although similar contamination-related mineralization may also occur in association with the dolomitic rafts in the overlying Main Zone.

Analyses of pyroxene pairs from the Platreef indicate that their composition is very similar to those of the Merensky Reef and as a result Buchanan, et al. (1981) suggested that the Merensky Reef of the ‘normal’ Bushveld sequence, and the Platreef of the Northern limb, were derived from the same PGM-rich magma. In other words, the PGM mineralization in the Platreef is considered to be the result of incorporation of floor rocks, particularly dolomite, into the Merensky Reef magma.

8.	PROPERTY GEOLOGY

8.1.	Overview

Owing to the paucity of Bushveld mafic rock outcrops on the Boikgantsho JV property, the bulk of this section is based primarily on observations of drill core on Drenthe, Witrivier and Overysel (Figure 4), supplemented by field data from reconnaissance mapping and three diamond drill holes on Noord-Holland and Dorstland.

Archean granites, which are poorly exposed along the east side of the Boikgantsho JV property, form the floor of the Platreef throughout the area. On Overysel, Drenthe and Witrivier the overlying Platreef consists of a complex assemblage of pyroxenities, feldspathic pyroxenites, serpentinites and xenoliths of dolomite, which dip ~40° west. This zone typically has a true thickness of ~100 metres, sandwiched between the basal granite contact and overlying Main Zone Norite.

Geologically, three broad units have been identified. These have been designated:

1.	Hanging Wall;

2.	Platreef.; and

3.	Footwall.

Although detailed lithological successions within each of these units may vary from location to location, particularly within the Platreef, these broad units are usually readily discernible and therefore form useful subdivisions. The ensuing geological description is largely extracted from a number of previous reports for Anooraq Resources Corporation by Rebagliati and Titley (1999); Rebagliati (2000); Roberts (2000); Roberts et al. (2001); Roberts and Rebagliati (2003); and Roberts (2004).

8.2.	Hanging Wall

By definition, the Hanging Wall comprises the succession immediately above the Platreef. On Overysel and southern Drenthe, Hanging Wall rock types are typically coarse-grained, relatively homogeneous norites although in places, particularly adjacent to granitic dykelets, a rather ‘dark’ alteration of the feldspar imparts a more mafic appearance to the rock. Nevertheless lithologies are invariably more leucocratic than the underlying pyroxenitic reef and as a result the Hanging Wall-Platreef contact is relatively distinct. Typically at the contact, there is a gradational transition over several centimetres with a progressive downward increase in the modal percentage of pyroxene. This is usually accompanied by the transition of plagioclase from a cumulus to intercumulus phase. In a number of places, the contact is quite distinct and resembles that seen on the farm Zwartfontein to the south, where a ‘mottled anorthosite’ directly overlies the reef. Although somewhat less abundant than noritic lithologies, these are very distinctive rocks in outcrop and drill core. Occasionally, thin (2-3 metres) feldspathic pyroxenite layers also occur within the Hanging Wall but these are typically isolated, usually underlain by substantial thicknesses of uniform norite, and are not readily confused with those of the Platreef.

On northern Drenthe and on Witrivier, there is considerable interlayering of norites and feldspathic pyroxenites at the Hanging Wall-Platreef boundary and it is less immediately obvious. The contact is further complicated by zones of PGM mineralization associated with calc silicate xenoliths and serpentinitic alteration. In fact there frequently appears to be a ‘reaction rim’ of pyroxenitic material developed around these xenoliths, even if generally enclosed in norite, which further complicates interpretation of the precise boundary. Given this scenario, during core logging, the Platreef contact was initially placed at the top of the first mineralized pyroxenitic unit of the interlayered sequence. These initial ‘picks’ were sometimes modified in the light of assay data and sectional interpretation.

Microscopically, the Hanging Wall norites, in addition to (50-70%) cumulus plagioclase and (20-30%) cumulus orthopyroxene, may also contain appreciable quantities of intercumulus clinopyroxene (typically 25-30% of the total pyroxene content). These ‘norites’ grade into 2-pyroxene norite or orthopyroxene-rich gabbronorite. However, the less cumbersome term norite is retained for general usage, not only in view of the difficulty in consistently recognising clinopyroxene macroscopically but also because it reflects the predominance of orthopyroxene as the main mafic component. Furthermore, the term ‘Main Zone Norite’, i.e. the Hanging Wall ‘norite’, is entrenched in Bushveld literature.

The ‘mottled anorthosites’ essentially comprise plagioclase-rich (70-90%) cumulates with distinctive, intercumulus single crystal (poikilitic) overgrowths of dark pyroxene. The latter may reach several centimetres across and it is these overgrowths that bestow the characteristic ‘mottled’ texture. Depending on the total pyroxene content, these rocks grade into strictly noritic compositions, although darkening (zoisitic alteration) of the feldspar surrounding the ‘mottles’ frequently imparts a more mafic overall appearance. Nevertheless, as in the case of the norites above, the name ‘mottled anorthosite’ is retained, as it is a common textural descriptor in Bushveld Complex literature.

Other Hanging Wall rock types include scattered calc silicate xenoliths, occasional zones of hybrid ‘norite’ and minor granitic dykelets. In hole PR-10, a thick diabase dyke was intersected (true thickness ~25 metres).

The calc silicate xenoliths typically vary in size from several centimetres to several metres, with occasional xenoliths up to 16 metres thick. The rock types are usually pale green to cream, or locally brown, and texturally and mineralogically complex. In places they appear to retain some remnant sedimentary structures (e.g. mud-flake conglomerates, sedimentary lamination), although it is possible that these structures may be entirely metamorphic in origin. Grey-black serpentinitic streaks and patches are also common and the margins of thicker xenoliths are often strongly serpentinised over several metres. These marginal zones may involve altered igneous material but distinctions between a sedimentary vs. an igneous origin are blurred. Similar rocks are found at the Hanging Wall-Platreef contact and within the Platreef itself.

Hybrid ‘norites’ in the Hanging Wall are usually clearly related to assimilation – contamination either by granitic material or calc-silicate xenoliths. Less pervasive, predominantly hydrous contamination, is evidenced by sporadic patches of phlogopite-bearing pegmatoidal material. These patchily developed pegmatoidal zones are common in the Platreef.

A number of thin, graphic-textured granitic dykelets intrude the Hanging Wall. They are typically only several centimetres in true thickness, however on occasion they may be up to 1 metre thick.

8.3.	Platreef

The Platreef is an important PGM-bearing unit, which is currently being mined approximately 13 kilometres to the south-southeast, at Anglo Platinum’s Sandsloot open pit mine.

The Platreef unit consists of an interlayered sequence of medium to coarse-grained, feldspathic pyroxenites and lesser norites. When unaffected by contamination-alteration these rocks commonly have a slightly ‘speckled’ texture. With increase in plagioclase content and the appearance of cumulus plagioclase, the more feldspathic members grade into noritic compositions containing less than 70% pyroxene. These noritic variants resemble the Hanging Wall norite in places, but on southern Drenthe, are clearly enclosed within the mineralized, predominantly pyroxenitic sequence. Further north, there is interlayering of pyroxenite and norite at the contact so that the distinction is somewhat blurred. Nevertheless, the top of the Platreef is generally marked by a distinctive, mineralized, (sometimes pegmatoidal) pyroxenite unit. In keeping with Bushveld terminology this would be designated the ‘B’ reef and the bulk of the underlying, finer grained Platreef would be assigned to the ‘A’ reef. However as is now apparent from extensive recent drilling, the pegmatoidal facies is not universally present and the lower portions of the Platreef are not always finer grained. The use of these terms is therefore of little practical use and is now discontinued, as is that of the ‘C’ reef which in any event could only be recognised very locally as a thin (1-2 metres) unmineralized pyroxenitic zone overlying the ‘B’ reef.

Microscopically, Platreef rock types are essentially medium to coarse-grained orthopyroxene cumulates containing between 50-90% cumulus orthopyroxene, along with variable amounts of cumulus and or intercumulus plagioclase and minor (largely intercumulus) clinopyroxene. In a general sense there is an overall decrease in grain size towards the footwall contact and on occasion there is a thin (1-3 metres) ‘chilled’ hybrid zone of relatively fine-grained rocks adjacent to the granite contact. This effect may be further accentuated by an increase in alteration towards the base, often masking primary textures and imposing a fine-grained appearance on the underlying rock types. On the northern part of Drenthe and on Witrivier, the basal portion of the Platreef often displays a variably developed chilled trachytoid texture, with partially aligned acicular orthopyroxenes. Irrespective of this broad trend, typical medium to coarse-grained rocks also occur adjacent to the contact and the effects of ‘chilling’ therefore appear to be variable. Another characteristic of much of the Platreef succession is the presence of a widespread ‘patchy’ variation in grain size and texture. Consequently, in detail, grain sizes vary widely even over several centimetres. Increases in grain size are often accompanied by a subtle increase in the modal content of feldspar and the growth of phlogopite flakes. Microscopically these intervals may contain minor amounts of interstitial quartz. This ‘patchy’ variation is not a normal igneous layering phenomenon, as contacts between variants are irregular, commonly diffuse and lack any consistent parallelism. Furthermore, ‘normal’ medium-grained groundmass minerals appear to have simply enlarged and or ‘grown’ into the pegmatoidal zone. This is interpreted primarily as an in-situ crystallization phenomenon, reflecting late-stage effects of contamination processes within the Platreef.

As noted above, xenoliths of calc-silicate may occur at the junction with the Hanging Wall as well as within the Hanging Wall and Platreef. These typically vary from several centimetres to several metres in thickness, although occasional rafts 10- 40 metres thick occur on northern Drenthe-Witrivier (typically in the hanging wall or at the contact). Depending on cross-sectional interpretation and degree of mineralization, xenoliths straddling the boundary were assigned either to the Hanging Wall or Platreef, as appropriate. Although no detailed mineralogical work has yet been undertaken on these hornfelsed rocks, elsewhere on the Platreef similar calc silicates contain minerals like grossularite, fassaite (an aluminous clinopyroxene), forsteritic olivine, monticellite (CaMgSiO4), and carbonates (dolomite, calcite).

Like the Hanging Wall, the Platreef is also sporadically cut by thin granite dykelets, with pronounced graphic textures. Widths are typically centimetre scale but they may range up to several metres. In general these dykes are leucocratic and exhibit sharp contacts at 20 to 40o to the core axis. However in places they have somewhat diffuse margins and contain significant amounts (10-20%) of biotite and or amphibole. Volumetrically these granitic dykes are estimated to comprise 1-2% of the succession as a whole.

Similarly the diabase dykes, mentioned in the section above, are relatively rare and volumetrically insignificant overall. However, there are two prominent dykes, one of which is exposed in the river on central Drenthe and another that was encountered on Witrivier that approximate 20-30 metres in true thickness.

8.4.	Footwall

The footwall consists primarily of a grey-white tonalite, which is commonly gneissic and may contain zones of metasediments and amphibolite. The contact with the Platreef is always sharp, although commonly brecciated, particularly on Overysel. Pink, leucocratic K-feldspar rich zones, which usually have a gradational relationship with the tonalite, are relatively common. In places, these zones possess graphic textures and are essentially identical to the granitic material comprising the dykelets which cut the Platreef and Hanging Wall.

8.5.	Structure

On a regional scale, the Hanging Wall unconformably overlaps the Platreef northwards. However, on Overysel and southern Drenthe, both the layered Platreef and Hanging Wall sequence are broadly conformable, striking north-south and dipping west at 35-40o. Nevertheless, the contact is undulatory and there may be local downwarps of the Hanging wall (particularly in the area immediately south of the Drenthe boundary). In this region the barren Hanging wall norite, also appears to intrude the Platreef sequence. Further south on Overysel, the Platreef is offset approximately 2.5 kilometres along the strike of a major northeast trending fault which dips 70o to the southeast. South of here, the Hanging Wall also appears to be broadly conformable, although towards the southern boundary of the property, overall dips parallel that of the floor contact which are steeper than on Drenthe (i.e.50-55 o). Further north on Drenthe and on Witrivier, the large calc silicate xenoliths in the Hanging Wall and at the contact, either depress or displace the boundary, causing local distortion of the primary igneous layering and variations in overall Platreef thickness. Alteration and textural modifications of the rocks surrounding these xenoliths effect further local variations.

Similarly, although on a regional scale the Platreef also has a transgressive relationship with the floor of the Complex, i.e. it rests on progressively older rocks northwards from Mokopane, to all intents and purposes layering in the intrusive is essentially parallel to the floor contact on the Central block.

Nevertheless, as noted above, towards the southern boundary of the project area on Overysel, overall dips are steeper and the floor contact is often strongly brecciated becoming a ‘contact zone’ rather than a discrete boundary. There are also a number of interpreted faults in this region. Further north, on northern Overysel and southern Drenthe, the floor contact is approximately parallel to the Hanging Wall, dipping 40o to the west. On central and northern Drenthe and on Witrivier, this overall dip is retained, although there are local areas, possibly small embayments in the floor, or possibly slightly tilted fault blocks, where overall dips are shallower than the norm.

Igneous layering within the Hanging Wall is largely represented by intervals of ‘mottled anorthosites-norite and occasional thin feldspathic pyroxenites. Much of the Hanging Wall norite is relatively uniform over substantial thicknesses, although subtle (modal) variation is seen in places.

Igneous layering within the Platreef is more extensive although individual layers appear to pinch out or expand in thickness over short intervals, in contrast to the regularity of the Critical Zone seen elsewhere in the Bushveld Complex. To a large extent, this reflects the fact that the Platreef is a contact phenomenon and much of this variation can be ascribed to the somewhat random physical and chemical effects of contamination. Unquestionably, there are instances where uniform layered cumulates encountered in one drill hole, pass laterally into heterogeneous sequences of ‘patchy’ and contaminated units in adjacent drill holes, for example, the down dip translation of the thick feldspathic pyroxenite unit in hole PR-9 into a contaminated unit in hole PR-13. This relationship suggests that the major layer boundaries may reflect primary igneous processes and the pinching and swelling is largely a secondary effect imposed by contamination. Indeed, it is possible that these heterogeneous zones are not layers at all but simply disconnected, irregular patches of contamination within a specific unit. In this case, the apparent pinching out of the uncontaminated unit may be an artefact of cross sectional interpretation. At present, therefore, the Platreef is interpreted as a relatively uniform sequence of layered (feldspathic) pyroxenites onto which a significant ‘contamination overprint’ has been superimposed.

As a result of the above, lateral correlation between individual rock units over significant distances is challenging due to the detailed complexity of rock sequences in individual drill holes. Thus, individual ‘units’ recognisable over ~100 metres in (east-west) cross section may not persist for much greater lengths north-south. Nevertheless, a broad general stratigraphy of (feldspathic) pyroxenite and noritic variants has been established along the northerly strike of the Platreef.

In addition to lithological layering, in places, there is also a subtle alignment of the long axes of plagioclase and (less commonly) pyroxene, defining an igneous lamination (or lineation). Where recognisable, this parallels the general layering and floor contact, dipping west at ~40o

As noted above, both the Platreef and to a lesser extent the Hanging Wall, are cut by thin granitic dykelets. Although volumetrically insignificant, they are widespread throughout the sequence. These dykelets vary in attitude, dipping between 45 o and 70 o, although the strike and dip direction have yet to be determined as they are only known from drill core. The later, much thicker diabase dyke that cuts the sequence in hole PR-10 is known from outcrop to strike southwest-northeast and dip to the southeast at 70 degrees A similar dyke encountered in drill holes on Witrivier (e.g. in PR-132) also appears to have the same general dip and from its aeromagnetic signature has a similar southwest-northeast strike. The scattered, thinner diabase dykes (e.g. in hole PR-9) probably parallel this orientation.

A distribution of mineralization and geological model study by Von Bargen (2000) interpreted several faults in the southern Drenthe block, based on changes in dip of the hanging wall-platreef contact. The extensive amount of drilling conducted since during 2003-2004 has highlighted several other potential fault zones. However given the variability of the hanging wall contact, particularly on northern Drenthe-Witrivier, these are largely based on changes in dip of the Floor-Platreef contact between adjacent cross sections. Nevertheless, apart from the small number of additional faults identified, it is considered unlikely given the density of drilling, particularly on Drenthe, that there are any other major offsets to the Platreef.

8.6.	Mineralization

On Overysel and southern Drenthe, Hanging Wall lithologies are generally devoid of PGM mineralization, although flecks of sulphide (pyrrhotite and rarely chalcopyrite) are occasionally present. The only exception to this is sporadic PGM mineralization in some of the thin feldspathic pyroxenites and either close to, or within, the calc silicate xenoliths and rafts, where mineralization often accompanies serpentinization. Further north on Drenthe and on Witrivier, there is considerable interlayering of Hanging Wall norites and feldspathic pyroxenites at the contact and xenolith-related PGM mineralization becomes more extensive, particularly in the pyroxenitic ‘reaction rims’ around xenoliths.

Within the Platreef itself, sulphide-related PGM mineralization is widespread, although higher concentrations tend to be more prevalent in the upper half of the (~100 metres) thick sequence. Like the Hanging Wall, there also appears to be a correlation between degree of contamination, as reflected in rapid grain size variation (often accompanied by the growth of phlogopite) and overall sulphide content. In these contaminated heterogeneous zones, large (~1 cm) blebs of sulphide may be observed. These are assumed to be the direct result of a decrease in sulphide solubility in more siliceous and or aqueous hybrid compositions.

In general however, sulphides occur as cuspate intercumulus phases of varying grain size (typically several mm) and pyroxenitic lithologies tend to be better mineralized than more noritic variants. The main sulphides in the Platreef are pyrrhotite and chalcopyrite, with pyrrhotite typically in excess of chalcopyrite (approximately 3:1 overall) along with minor pentlandite and pyrite. More rarely, very large (several cm) sized sulphide segregations, particularly of chalcopyrite, are seen in some of the granitic dykes.

As a final note, it should be pointed out that throughout the Platreef and ‘Hanging Wall’ zones of mineralization are not necessarily confined to distinct rock units and may transgress lithological boundaries. Thus, the difference between lower-grade and higher-grade mineralization is only a matter of degree, rather than due to any lithological control. Nevertheless, it is significant that mineralized zones, in a broad sense, appear to follow the general igneous stratification, essentially forming tabular or sub-planar bodies (i.e. ‘reefs’ in South African terminology) parallel to the dip of the Bushveld Complex.

9.	EXPLORATION TECHNIQUES

Exploration included an aeromagnetic survey and compilations of published geological maps and drill hole data to establish the position of the prospective Platreef. Areas where drilling by the preceding companies indicated the presence of PGM mineralization were then targeted for systematic assessment by diamond drilling. Twenty holes, on a 50 metre step-out grid pattern, were drilled to establish continuity of the mineralization identified by the 9 widely and randomly spaced DT holes completed in 1998 by Plateau Resources. An additional 15 holes were drilled at approximately 200 metre intervals along the northward trend of the Drenthe deposit to trace the Platreef unit prior to grid drilling.

In 2002, Anooraq drilled one hole on farm Drenthe, and a further eleven holes were drilled on Drenthe in 2003, continuing to define a substantial area of PGM mineralization.

The 2004 program under the Boikgantsho JV was designed to advance the project to the pre-feasibility phase by early 2005. Two phases of drilling have been completed to outline the resource and to provide samples for metallurgical testing. From January to mid September 2004, 28,570 metres were drilled, 46 holes (19,570 metres) on the Drenthe farm, 27 holes

(5,261 metres) on the Witrivier Farm and 64 holes (12,739 metres on the northern part of the Overysel Farm.

Drilling has comprised step-out and infill holes on the Drenthe and Witrivier farms and step-out holes on the northern portion of the Overysel farm, which lies immediately to the south of the Drenthe farm. Drill holes are generally spaced at 100 metre intervals along lines 100 metres apart on the Drenthe, Witrivier and portions of the Overysel farm. Large areas on the Drenthe farm are drilled at 50 metre spacing along lines 100 metres apart.

Figure 4 is also shows the holes drilled and assayed (to PR-173) to mid September 2004. Figures 5 and 6 are cross sections through the Drenthe deposit and Figure 7 is a cross section through the Overysel North Deposit.

10.	DRILLING

10.1.	Drilling

Drilling prior to 1998 consisted of diamond drilling. There is little documentation that specifically focuses on the early drilling, and its specific challenges. After the acquisition by Plateau Resources, followed by Anooraq, the drilling is well documented.

Most holes were collared with HQ diameter core (63 mm) down to 20-30 metres below surface. Beneath this all holes produced NQ (47.6 mm diameter) core. All drill hole collar locations were surveyed and tied into farm boundaries and down hole surveys were taken on all angled holes.

10.2.	Surveying

Down hole surveys were taken on all angled holes. A single shot compass (photograph reading instrument much like a Sperry Sun) was used. As a rule, surveys were taken at the bottom, in the middle and just below the casing. When holes exceeded 220 metres in length, a fourth reading was taken; usually the two middle readings were divided so that the hole was surveyed in four equal lengths.

10.3.	Collar Co-ordinates

Drill sites were surveyed before moving the rig onto the site and each drill collar was surveyed when the hole was completed. Eugene Pretorius Surveying (Pty.) Limited provided the surveying using a Trimble GPS station. A 4.5 kilometre long surveyed base line with stations every 50 metres, was established in the area of drilling. All historic survey data, in particular the farm boundaries, was used by the contractor.

11.	SAMPLING METHOD AND APPROACH

This outline summarizes the sampling and analytical procedures used by Anooraq in the Platreef exploration core drilling programs. Anooraq completed 50 diamond drill holes in the “PR” series, including PR-001 through PR-035, in the year 2000; PR-036 through PR-038 were drilled in 2002 and PR-039 through PR-050 were drilled in 2003. To mid September 2004, Anooraq drilled and had received analytical results for 122 diamond holes, PR-051 to PR-173. On Drenthe itself, the eight “DT” series core holes completed by Plateau Resources in 1998 were examined during an Anooraq due diligence level investigation in 1999, and the platinum and palladium results reported by Plateau Resources (Pty) Ltd. were substantiated (Rebagliati and Titley, 1999). Information on prior Platreef drill holes, not drilled by Anooraq or Plateau, was compiled from sources believed to be reliable, however, the sampling and analytical methods are generally not known.

The original Anooraq sampling and analytical protocols are set out in a core-logging manual (Titley, 2000). This manual also has suggested protocols for geotechnical and geological logging, specific gravity measurements, core photography, data compilation and verification. Some modifications were made to the original guidelines as the program progressed. The flow chart in Figure 8 illustrates the sampling and analytical protocol for the PR series of cored drill holes.

The boxed core was picked up at the drill rig and transported to a secure core logging facility near Mokopane for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Anooraq personnel. The average recovery for all drill run intervals cored by Anooraq is 92.7% (year 2000 drill holes) and 98.2% (2002-2003 drill holes) and 92.3% (2004 drill holes). Within the mineralized intervals, (> 1000 ppb PGM), the average core recovery is 95.0% (year 2000 drill holes) and 98.2% (2002-2003 drill holes) and 96.3% (2004 drill holes). Specific Gravity (“SG”; Bulk Density) measurements of core were taken from every second mineralized sample interval. The average SG for the mineralized intervals is 3.01 (year 2000 drill holes) and 3.06 (year 2002 drill holes) and 3.00 (2004 drill holes).

Sample intervals in the mineralized zones were taken over geologically defined intervals, typically in the range of 0.3 to 1.0 metre. Only very rarely did sample intervals exceed 1.0 metre. Samples were taken by sawing the core in half lengthwise with a diamond blade. The average length-wise half-split sample provided approximately 2.0 kg of material. In 2000, the samples were transported to Set Point Laboratories (“SPL”), which incorporates the former Bergstrom & Bakker, Goldlabs and Rocklabs, at 46 Chadwick Avenue, Wynberg, South Africa. The remaining half core was returned to the boxes and stored at the secure Anooraq storage facility. In 2002, 2003 and 2004, the samples were delivered to SPL’s laboratory at Mokopane for ample preparation. In 2002 and 2003, the prepared samples were shipped to SPL’s analytical laboratory, which moved to Isando in 2003. In 2004, the prepared pulps were shipped by air freight to Acme Analytical Laboratories in Vancouver, Canada, for analysis.

12.	SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.1.	Sample Preparation

Sample preparation work completed at SPL included: drying, crushing (to 90% < 1.7 mm) and pulverization (to 90% < 75 µm) of regular mainstream samples, insertion of Anooraq’s standard reference material samples, and splitting out of duplicate samples for in-line analysis at the primary assay laboratory and check analysis at a second laboratory. In 2000, 2002 and 2003, the duplicate samples were analysed at the SGS Springs laboratory and SGS Lakefield. In 2004, the duplicate samples were analysed by SPL.

12.2.	Sample Analysis

The following outline describes the analytical protocol used. Six analytical laboratories were used by Anooraq for the 2000-2004 drill programs:

1.	SPL – Set Point Laboratories, 46 Chadwick Avenue, Wynberg, South Africa. The “primary lab” did all regular mainstream and in-line duplicate analysis in 2000, 2002 and 2003.

2.	LK – SGS Lakefield Research Africa (Pty) Limited, 58 Melville Street, Booysens, Johannesburg, South Africa. Performed inter-laboratory duplicate analysis for holes PR-025 through PR-035.

3.	SGS – SGS South Africa (Pty) Limited, Springs, South Africa. Performed inter-laboratory duplicate analyses for holes PR-001 through PR-024.

4.	PL – Performance Laboratories (Pty) Limited, Deep Shaft Road, Krugersdorp, South Africa. Did standard reference material preparation, homogenization and splitting? (Analytical portion of their work sub-contracted to SGS).

5.	BC – Bondar Clegg Canada Limited, 130 Pemberton Avenue, North Vancouver, Canada. Round robin analysis of standard reference samples.

6.	Acme – Acme Analytical Laboratories, 852 East Hastings St., Vancouver, Canada, was the “primary lab” for all regular mainstream samples in 2004 and performed round robin analysis of standard reference samples.

7.	ALS Chemex laboratory, 212 Brooksbank Ave., North Vancouver, Canada. Round robin analysis of standard reference samples and some selected duplicates in 2004.

All regular, in-line duplicate and inserted Anooraq standard precious metal analyses for drill holes PR-001 through PR-050 were performed by SPL. All regular, in-line duplicate and inserted Anooraq standard precious metals analyses for drill holes PR-051 through 178 were performed by Acme.

12.2.1.	Platinum, Palladium, Rhodium and Gold Analysis

In 2000, all core samples from Anooraq drill holes were analyzed for gold, platinum, palladium and rhodium. Platinum, palladium and gold were determined by 50 g lead collection fire assay (“FA”) fusion with an inductively coupled plasma (“ICP”) atomic emission spectroscopy (“AES”) finish. An additional 50 g FA-ICP analysis was performed to determine the rhodium result. All precious metal values were reported in parts per billion (ppb).

In 2002-2003 platinum, palladium and gold were similarly determined by 50 g FA-ICP, however, the extra fire assay for rhodium was discontinued after the 2000 drill program, as the low Rhodium results obtained that year (typically 10-30 ppb) did not warrant the extra expense involved.

The method used to determine platinum, palladium and gold in 2004 was also a 50 g FA ICP. Samples were not analysed for rhodium in 2004.

12.2.2.	Multi-Element (ICP) Analysis

Samples from drill holes PR-001 through PR-010 and hole PR-013 were analyzed for copper, nickel, cobalt, arsenic, lead and zinc by Aqua Regia digestion Inductively-Coupled Plasma Atomic Emission Spectroscopy (“ICP-AES”) at SPL.

For drill holes PR-011, PR-012 and PR-014 through PR-024, SPL performed ICP-AES analysis for copper, nickel and cobalt only. These results are reported in parts per million (ppm).

For drill holes PR-025 through PR-035, the samples were analyzed for copper, nickel and cobalt by x-ray fluorescence spectroscopy (“XRF”) by SPL. In addition, samples from these 10 holes were assayed for 30 elements (including copper, nickel and cobalt) by ICP-AES by SGS.

For drill holes PR-036 through PR-050, SPL performed an Aqua Regia digestion ICP-AES analysis for copper and nickel only. These results are reported in parts per million (ppm).

For the 2004 drill holes PR-051 through PR-173, Acme digested the samples with Aqua Regia and performed Inductively Coupled Plasma Mass Spectroscopy (“ICP-MS”) multi-element analysis to determine the three main base metals elements, Ni, Cu and Co, and the following additional 32 elements: Al, As, Au, B, Ba, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Se, Sr, Th, Ti, Tl, U, V, W, and Zn.

12.2.3	Conversion Factors

The precious metal information in the Anooraq drill hole database is presented in ppb. Information from some sources may have been converted from results reported in gram/tonne (g/t), parts per million (ppm) or troy ounce per ton of 2000 pounds avoirdupois (oz/Ton). The following conversion factors were used:

1 oz/Ton = 34.2857 g/t

1 g/t = 1 ppm

1 g/t = 1000 ppb

12.3.	Security

12.3.1	Quality Assurance and Quality Control

Anooraq monitored the sampling and analytical procedures of the project with a detailed quality assurance/quality control (“QAQC”) program. Typically, the additional analytical work involved in the QAQC program was greater than 10% of the basic analytical requirement for a project. The QAQC program was separate from the internal procedures used by the analytical laboratories. Five main samples types were used in this program:

MS – Regular or mainstream samples which are submitted for preparation and analysis at the primary lab.

ST – Mineralized standard reference material sample pulps, of known precious metal concentration, which were prepared from mineralized material in the project area. Standard reference materials were submitted for analysis at the primary laboratory as consecutively numbered pulps within each batch of mainstream pulps.

DP – Duplicate samples, of which there are two basic sub-types:

(a) In-Line – A second split is taken and given the next consecutive sample number, for further preparation, (if necessary), and analysis with the MS samples at the primary lab immediately following the duplicated sample.

(b) Selected – A second split taken, usually based on grade, after the initial analytical results are received. These samples may or may not be renumbered, and may be assayed at the primary, secondary, or other laboratory. The regular sample is usually not marked “DP” in this case.

SD – Duplicates of standard reference samples submitted for analysis with in-line and selected duplicates.

The core samples were logged and identified in the field with consecutively numbered sample tags, on which the QAQC designations were pre-marked.

The frequency of QAQC samples designated by pre-numbered sample tags in the field at the ARQ Platreef Project was as follows:

MS – about 90% of total number of results.

ST – about 1 in 20, or 4.7% of total.

DP – about 1 in 20, or 4.7% of total (in-line, type “a” above).

SD – about 1 in 13 of DP samples, or 0.4% of the total.

12.3.2	Standards

Certified reference materials (CRM’s) and standards were inserted during sample preparation as anonymous (blind), consecutively numbered pulps with the regular samples to provide a good indication of the overall accuracy of each batch of analytical results. Six reference samples were used.

1, Certified Reference Material SARM7

SARM7 was inserted with the regular analytical sample stream, starting with drill hole PR-001 and continuing until hole PR-005. The platinum-rich Bushveld-based SARM7 was obtained from the South African Bureau of Standards (SABS). Although its suitability as a CRM is unquestioned, SARM7 is, mineralogically, different from the Platreef rocks, and available in only a single grade (5,820 ppb 4PGM). Anooraq, therefore, manufactured five new project-based standards to replace SARM7. The five new standards were made from Platreef rocks with the same mineralogical composition as the drill core being analyzed, and covered a broader range of platinum group metals grades than SARM7.

2-4, Project-Based Standards HSB, MSA and LG6

The materials used to create the two higher-grade project-based standards HSB (6,495 ppb 4PGM) and MSA (4,834 ppb 4PGM), were obtained from stock piled Platreef material. Standard LG6 (1,158 ppb 4PGM) was manufactured by blending existing pulps obtained from Plateau’s DT series of diamond drill holes. These materials were dried, crushed, pulverised, blended and packaged in 125 g portions at Performance Laboratories (Pty) Limited at Krugersdorp, South Africa, under the supervision of L. Bester. Round robin analysis of these standards for Pd, Pt, Rh and Au took place at Performance, SPL, SGS and Lakefield of South Africa, and Acme Analytical Laboratories and Bondar Clegg Canada Limited of Vancouver, Canada. Acme and Bondar Clegg also analysed for Cu, Ni and Co.

5-6, Project Standards MZ8 and LZ7

Standards MZ8 (3,246 ppb 4PGM) and LZ7 (1,792 ppb 4PGM) were also created from pulp rejects derived from mineralised Platreef intersections in drill holes PR-001 through PR-023. The original sample preparation, including crushing and total pulverisation took place at SPL. Selected samples were retrieved from storage and shipped to Lakefield where the standards were re-milled (pulverised) to 100% passing 75 microns and homogenised. The homogenised standards were split into 150 g aliquots and sealed. Round robin analysis for Pd, Pt, Rh and Au took place at Lakefield, SPL, Acme, Bondar Clegg and ALS Chemex Labs Ltd. Analysis for Cu, Ni and Co took place at Acme, Bondar Clegg and Chemex.

Project Standard QL3

Standard QL3 (1,454 ppb 4PGM) was created in early 2002 as standards MZ8 and LZ7 were rapidly being consumed by the drill programs. QL3 is also derived from 2000 drill core rejects, and was created in the same manner by Lakefield. Round robin analysis for Pt, Pd, Rh, Au, Ni, Cu, and Co was performed by SGS Lakefield, SGS Toronto, SPL, Acme, ALS Chemex, and Genalysis in Perth, Australia.

When an ST tag is turned up in the book, this sample is designated as standard, which was inserted into the sample stream at that point. The geologist made a note of the specific standard to be inserted by the sampler, based on the anticipated grade of the surrounding rock samples.

Standard performance was monitored, by charting the results by analytical sequence over time on the x-axis against elemental concentration on the y-axis. The results were compared with the certified concentration and limits, in the case of the CRM, or the expected concentration and range, as determined from the round-robin averages for each of the precious metals, and for the combined factor 4PGM (Pt + Pd + Rh + Au) in the case of the project standards.

12.4.	Summary

A reasonable level of confidence can be attributed to the accuracy and reliability of the platinum group element and gold assay results provided by the main independent analytical laboratory used on the Drenthe drill programs by Anooraq. This statement is based on the results of the sample preparation and analytical quality assurance/quality control (QAQC) program. A complete set of platinum, palladium, rhodium and gold analyses for the diamond drill holes PR-001 through PR-050 was provided by Set Point Laboratories (SPL), formerly of Wynberg, and now located in Isando, near Johannesburg, South Africa. For holes PR-36 through PR-50, analyses for rhodium were not requested. SPL was selected as the lead analyst for the program in order to provide analytical continuity with the 1998 drill program of Plateau Resources, and the 1999 due diligence program of Anooraq. Analytical results received from SPL were examined and assessed in detail; this included the regular results, blind standards inserted by Anooraq, intra-laboratory duplicates and internal laboratory QAQC samples. Inter-laboratory check analyses were also compared as part of the assessment.

In 2004, Acme became the lead analytical laboratory for the program and completed all assays for drill holes PR-051 to PR-173. Consultant ICES was engaged to monitor the precious metals results of the QAQC program on a timely basis and to ensure the standards, duplicates and blanks passed the rigorous criteria set forth. QAQC procedures identified an inconsistency in the nickel results for 63 holes in the range of PR-051 to PR-114 and PR-151 to PR-154, related to a calibration error at Acme. These results, in the range of 0.1% to 0.5% Ni, have increased by approximately 11%.

Overall, the SPL and Acme results are good, lending a satisfactory level of confidence to the analytical results.

13.	DATA VERIFICATION

The first phase of data validation, verification and error correction was carried out as drilling progressed. Validation tests included checks on: overlapping intervals, sampling interval gaps, and the results of standard reference samples and duplicates, etc.

Verification also included manual checking of information from drill hole database assay table printouts against the original logs and assay certificates.

14.	ADJACENT PROPERTIES

14.1.	Sandsloot

In 1993, after nearly 30 years of sporadic and indecisive exploration, RPM resurrected PPL and re-commenced mining of the Platreef from an open pit operation on Sandsloot treating 6700 tpd from proven open pit reserves of 28.7 million tonnes grading 4.8 g/t PGM, 0.11% Cu and 0.22% Ni. In 1997, PPL (with RPM and Lebowa Platinum Mines Ltd.) became part of the Anglo Platinum group. After a recent expansion, current mining rates are 15,000 tpd with a head grade of 4.4 g/t PGM. At this production rate the mine will annually produce in excess of 290,000 ounces platinum, 300,000 ounces palladium, 21,000 ounces rhodium and 40,000 ounces gold (total r 650,000 ounces PGM). Including Sandsloot, Anglo Platinum has delineated eight deposits on its ground, which continue latterly for 0.5 to 2 km and are separated by lower-grade mineralized Platreef. At the end of 2003, the mineral reserves and resources for the Anglo Platinum property totalled 673.9 million tonnes, containing approximately 54.2 million ounces of 4PGM (Anglo Platinum 2003 Annual Report).

15.	MINERAL RESOURCE ESTIMATES

15.1.	Data

One hundred and eighty-one holes drilled from 1998 to mid September 2004 (listed in Table 4) were provided in the database for the resource estimate. Of these, 107 holes were used for the estimate of the resources in Drenthe deposit and 64 holes were used for the estimate of the resources in the Overysel North deposit.

Table 4. List of Drill Holes

BHID	XCOLLAR	YCOLLAR	ZCOLLAR
DT-01	-12123.7	-2646122.0	1072.3
DT-02	-12071.2	-2646025.3	1071.3
DT-03	-12096.4	-2646225.0	1074.8
DT-04	-12066.8	-2646431.8	1077.1
DT-05	-11947.6	-2645959.3	1072.8
DT-06	-12111.4	-2646528.0	1077.1
DT-07	-12010.9	-2646435.8	1078.1
DT-08	-11949.1	-2645774.3	1069.4
PR-001	-12128.6	-2646521.8	1076.6
PR-002	-12028.7	-2646371.8	1077.3
PR-003	-12078.7	-2646371.8	1076.2
PR-004	-12028.6	-2646471.8	1078.1
PR-005	-12078.6	-2646471.8	1077.2
PR-006	-11978.9	-2646021.5	1073.9
PR-007	-12127.8	-2646470.5	1076.3
PR-008	-12028.7	-2646071.0	1074.1
PR-009	-11978.5	-2646421.8	1078.4
PR-010	-12079.5	-2646022.0	1070.7
PR-011	-12077.7	-2646422.0	1076.7
PR-012	-11928.2	-2645596.5	1076.2
PR-013	-12125.1	-2646418.8	1075.9
PR-014	-12082.2	-2645918.3	1070.3
PR-015	-12080.1	-2646320.0	1075.8
PR-016	-11977.6	-2646321.5	1077.9
PR-017	-12028.8	-2645397.3	1077.2
PR-018	-12029.1	-2646272.5	1076.4
PR-019	-11978.6	-2646221.5	1077.3
PR-020	-12076.7	-2645151.0	1079.2
PR-021	-12128.3	-2646271.8	1074.4
PR-022	-12028.1	-2646171.8	1075.7
PR-023	-12127.7	-2646370.3	1075.2
PR-024	-12080.8	-2644876.0	1082.9
PR-025	-11917.5	-2644698.8	1085.3
PR-026	-11824.2	-2644506.8	1087.7
PR-027	-11841.6	-2644270.0	1090.5
PR-028	-11834.5	-2644071.8	1093.4
PR-029	-11852.3	-2642695.5	1115.1
PR-030	-11828.0	-2642496.8	1121.8
PR-031	-11814.7	-2642898.0	1111.4
PR-032	-11846.7	-2643097.8	1107.5
PR-033	-11825.2	-2643306.0	1104.5
PR-034	-12029.0	-2642297.0	1141.5
PR-035	-11998.3	-2642115.3	1154.9
PR-036	-12071.2	-2645151.3	1079.3
PR-037	-12352.9	-2640295.5	1130.5
PR-038	-13387.9	-2635126.3	1095.1
PR-039	-12463.4	-2640294.3	1080.0
PR-040	-11997.8	-2645252.3	1080.0
PR-041	-12075.2	-2645255.8	1080.0

BHID	XCOLLAR	YCOLLAR	ZCOLLAR
PR-042	-11990.6	-2645301.0	1080.0
PR-043	-11998.9	-2645204.8	1080.0
PR-044	-12079.8	-2645783.0	1080.0
PR-045	-12080.8	-2645830.5	1080.0
PR-046	-12080.8	-2645879.3	1080.0
PR-047	-11979.1	-2645702.0	1080.0
PR-048	-11979.2	-2645595.8	1080.0
PR-049	-11979.3	-2645490.5	1080.0
PR-050	-11981.3	-2645489.5	1080.0
PR-051	-12182.0	-2646698.8	1076.3
PR-052	-12078.0	-2646788.0	1078.5
PR-053	-12135.5	-2646900.0	1080.0
PR-054	-12138.5	-2646900.0	1077.6
PR-055	-12252.1	-2646999.5	1075.5
PR-056	-12302.6	-2647092.8	1074.8
PR-057	-12078.3	-2646700.8	1078.0
PR-058	-12369.3	-2647195.5	1073.4
PR-059	-12418.5	-2647296.0	1072.7
PR-060	-11040.6	-2647094.5	1095.8
PR-061	-12494.0	-2647400.5	1071.5
PR-062	-12130.7	-2646173.3	1072.5
PR-063	-12524.2	-2647498.8	1071.0
PR-064	-11976.5	-2645830.5	1072.7
PR-065	-12082.2	-2645700.0	1075.5
PR-066	-10986.2	-2647000.8	1097.0
PR-067	-12579.4	-2647599.0	1069.9
PR-068	-11977.3	-2645783.8	1073.5
PR-069	-12672.4	-2647602.8	1068.7
PR-070	-12071.5	-2645593.3	1076.1
PR-071	-10939.7	-2646899.3	1097.5
PR-072	-12625.8	-2647501.0	1069.8
PR-073	-12080.7	-2645482.8	1076.5
PR-074	-11931.2	-2645397.5	1077.7
PR-075	-11801.5	-2644959.3	1083.2
PR-076	-12570.4	-2647398.0	1070.6
PR-077	-11901.4	-2645298.0	1078.8
PR-078	-11800.7	-2644958.3	1083.1
PR-079	-12516.3	-2647296.5	1071.3
PR-080	-11040.2	-2646895.0	1096.2
PR-081	-11781.0	-2644873.8	1084.1
PR-082	-11173.2	-2647299.8	1093.3
PR-083	-11876.9	-2645251.8	1079.2
PR-084	-11879.6	-2644876.8	1083.9
PR-085	-12468.8	-2647200.5	1072.0
PR-086	-11240.9	-2647401.5	1092.6
PR-087	-10884.1	-2646799.3	1098.8
PR-088	-11903.2	-2645148.8	1079.8
PR-089	-12402.8	-2647099.3	1072.7
PR-090	-11881.0	-2644789.8	1084.7
PR-091	-11274.4	-2647308.5	1091.5
PR-092	-10834.0	-2646800.0	1099.5

BHID	XCOLLAR	YCOLLAR	ZCOLLAR
PR-093	-12000.7	-2645051.3	1081.0
PR-094	-11780.5	-2644786.8	1085.4
PR-095	-12319.4	-2647001.0	1074.6
PR-096	-11338.4	-2647403.5	1090.8
PR-097	-12235.3	-2646899.0	1076.2
PR-098	-10783.8	-2646799.3	1100.4
PR-099	-11767.3	-2644700.8	1086.3
PR-100	-12176.1	-2646786.8	1076.9
PR-101	-10784.7	-2646700.8	1099.7
PR-102	-11900.4	-2645050.5	1081.5
PR-103	-11304.4	-2647500.3	1091.7
PR-104	-12025.7	-2646517.0	1078.4
PR-105	-11724.9	-2644599.8	1087.8
PR-106	-11404.5	-2647499.8	1089.7
PR-107	-12049.1	-2646599.3	1078.5
PR-108	-11900.3	-2644959.0	1083.0
PR-109	-11724.2	-2644500.8	1088.8
PR-110	-12151.2	-2646599.0	1076.8
PR-111	-11357.0	-2647599.3	1091.5
PR-112	-10756.7	-2646601.5	1099.1
PR-113	-11460.9	-2647603.8	1089.2
PR-114	-11701.2	-2644396.8	1090.2
PR-115	-11095.6	-2647198.8	1094.8
PR-116	-11828.8	-2644599.3	1086.7
PR-117	-11383.3	-2647700.5	1091.5
PR-118	-11195.0	-2647201.3	1093.0
PR-119	-11700.4	-2644267.8	1092.0
PR-120	-11421.8	-2647798.8	1090.5
PR-121	-11421.2	-2647798.0	1090.6
PR-122	-11141.5	-2647101.5	1093.9
PR-123	-11801.5	-2644399.5	1089.1
PR-124	-11690.0	-2644169.3	1093.6
PR-125	-11084.7	-2647000.3	1095.2
PR-126	-11787.8	-2644169.3	1092.2
PR-127	-11501.2	-2647900.5	1089.3
PR-128	-11684.5	-2644069.8	1094.9
PR-129	-11576.0	-2647998.3	1088.6
PR-130	-10882.0	-2646699.0	1098.1
PR-131	-11680.4	-2643969.3	1096.5
PR-132	-11676.2	-2643897.3	1097.4
PR-133	-11570.8	-2648046.3	1088.9
PR-134	-10704.4	-2646497.0	1099.4
PR-135	-11671.9	-2648045.8	1086.8
PR-136	-11682.9	-2643797.3	1098.5
PR-137	-10675.9	-2646396.8	1099.6
PR-138	-11781.3	-2643968.0	1095.4
PR-139	-11683.3	-2643697.5	1099.7
PR-139D1	-11683.3	-2643697.5	1099.7
PR-140	-11656.6	-2648001.3	1087.0
PR-141	-10775.7	-2646409.3	1097.8
PR-142	-11683.5	-2643598.5	1100.9

BHID	XCOLLAR	YCOLLAR	ZCOLLAR
PR-143	-10804.7	-2646496.8	1097.6
PR-144	-11697.6	-2643499.5	1102.3
PR-145	-11600.1	-2647900.3	1087.5
PR-146	-10857.6	-2646599.8	1097.6
PR-147	-11782.4	-2643699.9	1098.4
PR-148	-11549.1	-2647898.3	1087.8
PR-149	-11518.0	-2647798.8	1088.2
PR-150	-11781.4	-2643797.9	1097.1
PR-151	-11726.3	-2643398.8	1103.8
PR-152	-11477.6	-2647697.6	1089.0
PR-153	-11777.9	-2643889.7	1096.2
PR-154	-11470.4	-2647799.6	1089.5
PR-155	-11429.2	-2647699.7	1090.2
PR-156	-11616.1	-2647999.1	1087.8
PR-157	-11627.1	-2643968.7	1097.1
PR-158	-11725.1	-2643967.9	1095.6
PR-159	-11733.2	-2644068.9	1094.1
PR-160	-11632.0	-2644065.2	1095.8
PR-161	-11638.4	-2644170.9	1094.2
PR-162	-11738.1	-2644169.8	1092.5
PR-163	-11753.4	-2644270.5	1091.2
PR-164	-11649.2	-2644269.9	1092.6
PR-165	-11749.9	-2644400.3	1089.9
PR-166	-11651.3	-2644399.0	1091.0
PR-167	-11848.6	-2644398.6	1088.7
PR-168	-11670.4	-2644497.4	1089.6
PR-169	-11825.8	-2644499.5	1087.7
PR-170	-11875.3	-2644499.2	1087.3
PR-171	-11924.9	-2644499.5	1087.0
PR-172	-11676.3	-2644600.1	1088.3
PR-173	-11777.2	-2644598.3	1087.1

15.2.	Data Verification

The drill data was supplied in assay, lithology, collar and survey files. Drill data verification was done to search for errors such as overlaps, faulty locations or more obvious capturing mistakes. The drill hole data verification confirmed the following:

•	Collar locations were accurate.

•	Grade data was consistent with the lithological characteristics of the corresponding core.

•	Assay from’s and to’s were clear of breaks or overlaps.

•	Variograms show anisotropy between vertical and lateral directions.

•	Variogram parameters were not contradictory with the geology.

•	The de-surveyed drill hole file proved to be accurate

15.3.	Geology Model

Sections every 50 to 100 metres were supplied by the on-site exploration geologists in digital format. These, together with the drill hole information, were used to create wireframes defining a digital envelope or “shell” of the deposit.

The model was started with a topographical digital terrain model (DTM) of the surface area of the deposit. Next a DTM was produced to define the basement rocks. Three more DTMs defining the degree of weathering were created. Waste wireframes were also prepared to exclude dykes, faults and other ore losses from the volume containing ore.

The ore wireframe volumes were subsequently filled with empty blocks measuring 50 metres x 10 metres x 5 metres in X, Y and Z to best suit the orientation of the Platreef. Block size was also chosen to fit the data spacing so as to minimize the estimation error. The blocks were coded to signify the different rock types as ore, dykes, basement, strongly weathered, moderately weathered, weakly weathered and air (used for pit optimisation). The weathering information will be used for engineering studies.

15.4.	Naïve Statistics

The drill holes were composited to regular 1 metre lengths. The grade distribution of the composited borehole data was determined to be log-normal in all cases of Pt, Pd, Au, Cu and Ni.

Figure 9 - Plot of frequency versus Pt in ppb

Figure 10 - Plot of frequency versus Pd in ppb

Figure 11 - Plot of frequency versus Au in ppb

Figure 12 - Plot of frequency versus Cu in ppm

Figure 13 - Plot of frequency versus Ni in ppm

The univariate statistics of the data are tabulated below:

Table 5. Univariate statistical summary of PGM, Cu and Ni grades

	Pt	Pd	Au	Cu	Ni
	ppb			ppm
TOTAL NUMBER OF RECORDS	36215	36215	36215	36215	36215
NUMBER OF SAMPLES	32099	32099	32099	31515	31917
NUMBER OF MISSING VALUES	4116	4116	4116	4700	4298
MAXIMUM	8900	6054	2140	7190	14110
MINIMUM	1	1	1	10	10
MEAN	176	214	31	292	477
VARIANCE	121200	170300	3960	196500	433400
STANDARD DEVIATION	348	413	63	443	658
STANDARD ERROR	1.94	2.30	0.35	2.50	3.69
SKEWNESS	4.71	3.96	6.25	3.19	3.04
KURTOSIS	41.8	23.3	88.8	15.6	17.0
GEOMETRIC MEAN	37.9	43.9	8.6	127.2	222.5
SUM OF LOGS	116719	121385	69139	152722	172510
MEAN OF LOGS	3.64	3.78	2.15	4.85	5.41
LOGARITHMIC VARIANCE	3.69	3.97	2.55	1.65	1.65
LOG ESTIMATE OF MEAN	240	319	31	290	507

Also see the Box-Whisker plot (Figure 14). The caps at the end of each box indicate the extreme values (minimum and maximum), the box is defined by the lower and upper quartiles, and the line in the centre of the box is the median.

Figure 14 - Plot of range of values of each element, Pt (ppb), Pd (ppb), Au (ppb), Cu (ppm), Ni (ppm)

15.5.	Variography

Directional 3D experimental variograms were created for all individual elements in the following order: Pt, Pd, Au, Ni and Cu (Figures 15 - 19). A variogram for 3PGM was also produced (Figure 20). The data file was composited into 1 metre lengths.

The plane of the variogram was rotated to be orientated in the average plane of the ore body. The Rotations used were 5º Around the Z-axis and then 40º around the X-axis. The variograms were calculated in 22.5º steps starting at 0º. No lateral anisotropy could be established and two structure isotropic variogram models were fitted to the experimental semi-variograms (Table 6).

Table 6. Semi-variogram model parameters

		1st Structure				2nd Structure
Variogram	Nugget	Range X	Range Y	Range Z	Sill	Range X	Range Y	Range Z	Sill
Pt	0.599	68	68	68	0.363	204	204	204	0.030
Pd	0.613	68	68	68	0.349	103	103	103	0.047
Au	0.480	65	65	65	0.296	198	198	198	0.060
Ni	0.328	68	68	68	0.284	198	198	198	0.076
Cu	0.428	63	63	63	0.224	198	198	198	0.078
3PGM	0.547	68	68	68	0.312	126	126	126	0.084

Figure 15 – Platinum

Figure 16 - Palladium

Figure 17 - Gold

Figure 18 – Nickel

Figure 19 – Copper

Figure 20 – 3PGM

15.6.	Modelling Parameters

The resource estimation was done by ordinary kriging. The following parameters were used:

Table 7. Modelling parameters

Grades	Pt, Pd, Au, Cu, Ni
Method	Ordinary Kriging
Search radius	133x133x3 m (in X,Y,Z directions, respectively)
Model block size	50x20x5 m (X,Y,Z)
Block discretisation	5x2x1 points per block (X,Y,Z)
Grade data	Borehole data composited into 1m regular samples
Number of data points	10-40 data points per estimate (min – max)
Density	3.00 t/m³

Different iterations with changes in the Numbers of samples and upward and downward changes in the thickness of the search criteria were tested. The final parameters were decided on in conjunction with the on-site exploration geologists.

The grade model was assessed visually for correct intersection with the dyke and correct termination against topography. Grades were visually checked against boreholes. Three iterations were completed before the final model was accepted.

15.7.	Model Results

The results of the estimation in the various resource areas based on the model are listed in Table 8.

Resource estimates were done at various gross metal value per tonne (GMV/t) cut-offs. The GMV/t value is the sum of Pt, Pd, Au, Cu and Ni grades multiplied by the requisite metal price for each commodity. Metal prices used are listed below:

Pt – US$650/oz;

Pd – US$250/oz;

Au – US$375/oz;

Ni – US$4/lb;

Cu – US$1/lb.

The US$20 gross metal value per tonne (GMV/t1) cut-off is considered the base case and the resource estimates at this cut-off are highlighted in the table below. This cut-off is preliminary and could change with further engineering studies.

Table 8. Results of Resource Estimates

INDICATED MINERAL RESOURCES
OVERYSEL NORTH Segment 2
GMV/t Cut-off	Tonnes	GMV	Pt	Pd	Au	3PGM	Ni	Cu
$	t	$	g/t				%
15	50,179,000	27.99	0.57	0.73	0.08	1.38	0.09	0.06
20	35,436,500	32.40	0.66	0.85	0.10	1.61	0.10	0.06
25	24,452,000	36.89	0.76	0.98	0.11	1.85	0.12	0.07
30	16,044,500	41.89	0.87	1.11	0.13	2.11	0.13	0.08

OVERYSEL NORTH Segment 1

GMV/t Cut-off	Tonnes	GMV	Pt	Pd	Au	3PGM	Ni	Cu
$	t	$	g/t				%
15	13,872,000	26.88	0.59	0.76	0.08	1.43	0.07	0.05
20	8,985,000	32.11	0.71	0.93	0.10	1.74	0.08	0.05
25	6,522,000	35.74	0.79	1.04	0.11	1.95	0.09	0.06
30	4,261,500	40.15	0.89	1.20	0.13	2.22	0.10	0.07

DRENTHE

GMV/t Cut-off	Tonnes	GMV	Pt	Pd	Au	3PGM	Ni	Cu
$	t	$	g/t				%
15	195,868,000	26.69	0.45	0.53	0.08	1.05	0.12	0.08
20	132,239,500	31.18	0.53	0.62	0.09	1.25	0.14	0.09
25	89,057,000	35.46	0.61	0.71	0.11	1.43	0.15	0.10
30	57,601,500	39.88	0.70	0.80	0.12	1.62	0.17	0.11

TOTAL INDICATED
GMV/t Cut-off	Tonnes	GMV	Pt	Pd	Au	3PGM	Ni	Cu
$	t	$	g/t				%
15	259,919,000	26.95	0.48	0.58	0.08	1.14	0.11	0.07
20	176,661,000	31.47	0.57	0.69	0.09	1.35	0.13	0.08
25	120,031,000	35.77	0.65	0.78	0.11	1.55	0.14	0.09
30	77,907,500	40.30	0.75	0.89	0.12	1.75	0.16	0.10

INFERRED MINERAL RESOURCES

OVERYSEL NORTH Segment 2

GMV/t Cut-off	Tonnes	GMV	Pt	Pd	Au	3PGM	Ni	Cu
$	t	$	g/t				%
15	18,450,000	28.99	0.58	0.77	0.09	1.44	0.10	0.06
20	13,693,500	32.98	0.66	0.88	0.10	1.64	0.11	0.07
25	10,000,500	36.88	0.74	0.99	0.11	1.84	0.12	0.07
30	6,813,000	41.25	0.83	1.10	0.12	2.05	0.13	0.08

OVERYSEL NORTH Segment 1

GMV/t Cut-off	Tonnes	GMV	Pt	Pd	Au	3PGM	Ni	Cu
$	t	$	g/t				%
15	2,589,750	24.60	0.51	0.73	0.08	1.32	0.07	0.05
20	1,750,500	28.14	0.59	0.85	0.09	1.52	0.08	0.05
25	1,246,500	30.59	0.64	0.94	0.09	1.67	0.08	0.06
30	634,500	33.30	0.70	1.03	0.11	1.84	0.09	0.06

DRENTHE

GMV/t Cut-off	Tonnes	GMV	Pt	Pd	Au	3PGM	Ni	Cu
$	t	$	g/t					%
15	138,318,000	25.98	0.40	0.48	0.07	0.96	0.13	0.07
20	88,640,000	30.85	0.49	0.58	0.09	1.16	0.15	0.09
25	58,023,500	35.36	0.58	0.66	0.10	1.34	0.16	0.10
30	38,013,000	39.57	0.65	0.74	0.11	1.50	0.18	0.12

TOTAL INFERRED
GMV/t Cut-off	Tonnes	GMV	Pt	Pd	Au	3PGM	Ni	Cu
$	t	$	g/t				%
15	159,357,750	26.31	0.42	0.52	0.07	1.02	0.12	0.07
20	104,084,000	31.08	0.52	0.63	0.09	1.23	0.14	0.09
25	69,270,500	35.49	0.60	0.72	0.10	1.42	0.16	0.10
30	45,460,500	39.74	0.68	0.80	0.11	1.59	0.17	0.11

15.8.	Discussion of the Resource Classification

The resources were classified using the variogram range developed from the drill hole data (a variogram is a graph which describes the variance of the samples in a deposit as a function of distance). The range for indicated resources is up to 133 metres from drill data, and for inferred resources, up to 266 metres. Beyond 266 metres no estimate was made.

15.9.	Supplementary information

3PGM refers to the sum of Pt, Pd and Au. Rhodium is omitted because it has not been assayed in some drill core in the past and the percentage metal value is insignificantly low.

The density of the pyroxenite rocks has been determined by from laboratory bulk density testing to be 3.00 t/m³. Coordinates are stated in the LO29 coordinate system based on WGS84.

Measurement units used in the case of Pt, Pd and Au is in parts per billion (ppb) and parts per million (ppm) for Cu and Ni.

15.10.	Conclusions

The exploration program undertaken by Anooraq resources has yielded a dataset that is highly appropriate to the Platreef. The drill hole spacing that has been attained has boosted the confidence of the resource in the Drenthe deposit and outlined further mineralization in the Overysel North deposit. The Platreef can be reasonably expected to continue down-dip below the quoted resources. Therefore, further exploration to the north of Drenthe and down dip of both deposits should add to the resource.

Given the geology of the Bushveld Complex in general, and the demonstrated depth extent of Platreef in the region, comparable grades are highly likely at depth.

16.	MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary metallurgical studies of core samples from the Drenthe and Overysel have been carried out by Mintek, a specialist mineral and metallurgical technology company, under the supervision of Dowding Reynard & Associates, an engineering company that specializes in management and process plant design. Both are based in South Africa. Preliminary test work indicates that high PGM and base metal recoveries are achievable. (Initial rougher flotation tests show high recoveries of 89% palladium, 84% platinum and 83% nickel are achievable at a relatively coarse grind of 60 percent finer than 75 microns).

17.	INTERPRETATION AND CONCLUSIONS

The Platreef property is situated on the Bushveld Complex, which is both the world’s largest mafic-layered intrusive complex and host to the world’s greatest resources of platinum group metals. Within the Northern limb of the Bushveld Complex the broad stratigraphy of the layered sequence, including the Platreef, can be correlated with the other limbs of the Bushveld Complex. Analyses of pyroxenes from the Platreef suggest that it is stratigraphically equivalent to the Merensky Reef elsewhere in the Bushveld succession. In other words the Merensky Reef and the Platreef were derived from the same magma, which was enriched in platinum group metals.

The Platreef pyroxenite unit, ranging up to 250 metres in thickness, is thought to occur along a northerly trend through most of the property. PGM mineralization is associated with pyrrhotite, chalcopyrite and pentlandite variably distributed through the Platreef pyroxenites over thicknesses ranging to 100 or more metres. On the adjoining property held by a subsidiary of Anglo Platinum, deposits in the Platreef unit host 673.9 million tonnes in resources and reserves, containing approximately 54.2 million ounces of 4PGM (2003 Annual Report).

Anooraq’s previous drilling programs established a mineralized corridor extending from the southern boundary of farm Drenthe northward for approximately 2,100 metres. On the southern part of Drenthe this corridor exceeds 250 metres in width and PGM concentrations throughout the corridor are in the range 0.5 -2.5 grams per tonne 4PGM over 10-20 metres. Mineralization is open to the north and down-dip towards the west.

Drilling in 2004 on the Drenthe and Witrivier farms and the northern portion of the Overysel farm have traced mineralization for 6.0 kilometres along the Platreef horizon, expanding the Drenthe deposit and outlining a new deposit called Overysel North. This report describes an estimate of the mineral resources in the Drenthe and Overysel North deposits as outlined by drilling to mid September. Drilling has continued to mid December

Resource estimates of the Drenthe and Overysel North deposits were prepared by GeoLogix (Pty) Ltd. The geology model was developed by wireframing 171 drill hole intersections to create a digital envelope of the deposit. Waste (diabase dykes and other non-mineralized material) wireframes were also created to exclude these from the volume of mineralized material. Other wireframe surfaces and solids include the topography, basement rocks and weathering zones.

The wireframes of mineralized material were subsequently filled with empty (prototype) blocks measuring 50 metres x 10 metres x 5 metres in X, Y and Z to best fit the orientation of the Platreef. The metal content of each block was then estimated using ordinary kriging as the estimation method.

The resources were classified as indicated and inferred using the variogram range developed from the drill hole data (a variogram is a graph which describes the variance of the samples in a deposit as a function of distance). The range for indicated resources is up to 133 metres from a drill hole, and for inferred resources is up to 266 metres. No estimate was made for a range of greater than 266 metres.

Indicated and inferred resources for the Drenthe and Overysel North deposits at the $20 Gross Metal Value/t1 value are tabulated below:

Table 9. Summary of Mineral Resources

Deposit	Category	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	3PGM (g/t)	% Ni	% Cu	Contained Ounces PGM
DRENTHE
	Indicated	132,239,500	0.53	0.62	0.09	1.25	0.14	0.09	5,309,000
	Inferred	88,640,000	0.49	0.58	0.09	1.16	0.15	0.09	3,315,000
OVERYSEL NORTH
Segment 1	Indicated	8,985,000	0.71	0.93	0.10	1.74	0.08	0.05	501,000
	Inferred	1,750,000	0.59	0.85	0.09	1.52	0.08	0.05	86,000
Segment 2	Indicated	35,436,500	0.66	0.85	0.10	1.61	0.10	0.06	1,839,000
	Inferred	13,693,500	0.66	0.88	0.10	1.64	0.11	0.07	723,000
TOTAL
	Indicated	176,661,000	0.57	0.69	0.09	1.35	0.13	0.08	7,649,000
	Inferred	104,084,000	0.52	0.63	0.09	1.23	0.14	0.09	4,124,000

[1]	GMV is sum of Pt, Pd, Au, Cu and Ni grades x requisite metal prices.

Metal prices used are Pt – US$650/oz; Pd – US$250/oz; Au – US$375/oz; Ni – US$4/lb; Cu – US$1/lb.

All drill holes and associated data were verified; only valid drill holes were used during the resource estimation process.

This mineral resource estimate does not imply that all of these resources are mineable.

18.	RECOMMENDATIONS

The results of this study indicate that the project merits advancement to the pre-feasibility stage. Prior to initiating detailed metallurgical and engineering studies to guide mine planning, the geological model should be updated with information from the holes drilled from mid September to mid December 2004. In conjunction with this, the weathered and unweathered zones should be fully assessed.

Concurrent with engineering studies, a drill program should be undertaken to increase the density of data points to a 50 metre spacing along 50 metre spaced lines, such that the indicated resources can be upgraded to measured resources in anticipation of commencing a Bankable Feasibility study upon completion of the Pre-feasibility report. It is estimated that 24,000 metres of drilling would be required to bring the initial area under examination for initial mining operations to a measured resource category.

Table 10. Pre-feasibility Study Drilling Costs

Drilling 24,000 metres @CDN$190/metre
Total	$4,560,000

19.	REFERENCES

Anglo American Platinum Corporation 2003 Annual Report.

Buchanan, D.L., Nolan, J., Suddaby, P., Rouse, J.E., Viljoen, M.J., and Davenport, J.W.J., 1981, The genesis of sulphide mineralization in a portion of the Potgietersrust limb of the Bushveld Complex: Econ. Geol., v.76, pp. 568-579.

Buick, I.S., Maas, R. and Gibson, R., 2001. Precise U-Pb titanite age constraints on the emplacement of the Bushveld Complex, South Africa: Journal of the Geol. Soc. London, v158, pp 3-6

Davenport, J.W.J., 1999, Exploration Summary and Business Proposal on the farms Drenthe 778LR, Rietfontein 2KS, Witrivier 777LR and portions of Dorstland 768LR, situated on the Platreef of the Bushveld Complex, Republic of South Africa, private Plateau Resources (Pty) Ltd. report.

Gain, S.B. and Mostert, A.B., 1982, The geological setting of the platinoid and base metal sulphide mineralization in the Platreef of the Bushveld Complex in Drenthe, north of Potgietersrust: Econ. Geol., v.77, pp. 1395-1404.

Merensky, H., 1925, The platinum occurrence on the properties of Potgietersrust Platinums Limited, for the information of shareholders issued by order of the Board of Directors.

Rebagliati, C.M., Titley, E., 1999, Anooraq Resources Corporation, Due diligence program on the Drenthe Platreef property, Potgietersrust, South Africa, internal company report.

Rebagliati, C.M., 2000, Anooraq Resources Corporation, Summary Report Platreef PGM Project, internal company report.

Rebagliati, C. M., Roberts, K., 2003, Technical Report on the Platreef Project, Northern Limb, Bushveld Complex, Limpopo Province, Republic of South Africa, Anooraq Resources Corporation, filed on www.SEDAR.com.

Roberts, K., 2000, Anooraq Resources Corporation, Interim Geological Report – Platreef PGM Project, Potgietersrus Region, Northern Province, South Africa, internal company report.

Roberts, K., Rebagliati, M., Prefontaine, M., 2001, Anooraq Resources Corporation, Progress Report, 2000 Diamond Drill Program, Platreef Project, Potgietersrust Limb, Bushveld Complex, Northern Province, Republic of South Africa, internal company report.

Roberts, K., 2004, Anooraq Resources Corporation, Compilation Report on the Platreef Project, Northern Limb, Bushveld Complex, Limpopo Province, Republic of South Africa, Anooraq Resources Corporation, filed on www.SEDAR.com.

South African Council for Geoscience, 1: 250 000 series Geological Maps, numbers 2428 (Nylstroom) and 2328 (Pietersburg).

Titley, E.D., Anooraq Resources Corporation, Draft Internal Report, “Manual for Core Logging and Data Compilation on a Diamond Drilling Project”, 11 January 2000.

Vermaak, C.F., Von Gruenewaldt, G., 1986, Introduction to the Bushveld Complex: XVth CMMI Congress Johannesburg, SAIMM, v3, Anhaeusser, C.R., and Maske, S. (Eds.), Mineral Deposits of Southern Africa, Geol. Soc. South Africa, Johannesburg, V. I & II, pp 1021-1029.

Vermaakt, D. T., 2003, Anooraq Resources Corporation, Technical Report on the Platreef PGM Project, Northern Limb, Bushveld Complex, Limpopo Province, Republic of South Africa, GeoActiv (Pty) Ltd, Johannesburg.

van der Heever, G.D. 2003, Report on the Mineral Resources, Drenthe Deposit, Platreef PGM Project, Northern Limb, Bushveld Complex, Limpopo Province, Republic of South Africa, GeoLogix (Pty) Ltd, Johannesburg, Anooraq Resources Corporation, filed on www.SEDAR.com.

Von Bargen, N., 2000, Geological Model of the Platreef, UEB-Uranerzbergbau-GMBH Interim Report on Site Visit.

Von Bargen N., 2000, Documentation for the Structure and Mineral Resource Models, UEB-Uranerzbergbau-GMBH report.

White, J.A., 1994, The Potgietersrust prospect-geology and exploration history: XVth CMMI Congress Johannesburg, SAIMM, v 3, pp. 173-181.

20.	DATE

The effective date of this report is December 22, 2004.

21.	CERTIFICATE (next page)

P.O. Box 20 POTCHEFSTROOM 2520 Tel. +27 (0)18 290-5490 Fax: +27 (0)18 290-5486 Mobile: +27 (0)82 575 7240 e-mail: info@geologix.co.za Web: www.geologix.co.za

CERTIFICATE of AUTHOR

I, Gideon Johannes (Deon) Van Der Heever, Pr. Sci. Nat. do hereby certify that:

1.	I am currently employed as Executive Director by:

GeoLogix (Pty) Ltd Ltd.

P.O. Box 20

Potchefstroom

South Africa, 2520

2.	I graduated from the Rand Afrikaans University (RAU) with a Bachelor of Earth Sciences and B.Sc. (Hons.) in Geology in 1987.

3.	I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP).

4.	I have worked as a geoscientist for a total of 14 years since my graduation from university.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of the Technical Report on the Resource Estimate, Boikgantsho Joint Venture, Northern Limb, Bushveld Igneous Complex, Limpopo Province, Republic of South Africa, Dated December 2004 (the “Technical Report”) relating to the Drenthe property. I visited the property June 17-18 and December 1 – 2, 2003 and regularly in 2004 to conduct field reviews.

7.	I personally supervised the July 2003 resource estimate audit and the current resource estimate.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer, Anooraq Resources Corporation, applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the use of this Report for disclosure purposes of Anooraq Resources Corporation.

Dated this 22nd Day of December, 2004.

/s/ Deon Van Der Heever
Deon Van Der Heever Pr.Sci.Nat.

Directors : G.J. van der Heever, J.C. Pienaar, D.E. Briggs, A.M. Deiss

ANGOLA
ZAMBIA
ZIMBABWE
NAMIBIA
BOTSWANA
BUSHVELD COMPLEX
Mokopane
SWAZILAND
Johannesburg
Atlantic Ocean
Indian Ocean
LESOTHO
Durban
SOUTH AFRICA
500 km
Cape Town
N
N1
BOIKGANTSHO J V
POLOKWANE
MOKOPANE
N1
Rustenburg
R27
PRETORIA
JOHANNESBURG
0
100 km
N

ANOORAQ - ANGLO PLATINUM
BOIKGANTSHO JOINT VENTURE

Location Map

FIGURE 1

N
Gibeon
Chlun
Swerwerskraal
Hamburg
Elandsfontein
Dorstland
Malokongskop
Dorstland
Noord Holland
Boikgantsho J V Property
Witrivier
Drenthe
Overysel
Overysel
Zwartfontein North
Zwartfontein
Anglo Platinum Property
Zwartfontein South
Vaalkop
Sandsloot
Sandsloot
Tweefontein
Tweefontein North
Rietfontein
Tweefontein Hill
Rietfontein
5 km
Turfspruit
Macalacaskop
Mokopane
GEOLOGY
Anooraq Property Interest
PGM Deposits
Diabase Dyke
Norite
Pyroxenite (Uitloop)
Platreef (Pyroxenite)
Dolomite
Granite (Basement)

ANOORAQ - ANGLO PLATINUM BOIKGANTSHO JOINT VENTURE

Regional Geology and Property Map

FIGURE 2

BUSHVELD COMPLEX
Acid Rocks
Upper Zone
Main Zone
Lower Zone
PGM Mines and Projects
City
50 km
N
Northern Limb
BOIKGANTSHO J V
B
HWY N1
Polokwane
Mokopane
Farwestern Limb
Western Limb
AMANDELBULT
NORTHAM
UNION
MESSINA
LEBOWA
WINNAARSHOEK
BAFOKENG
IMPALA
MARIKANA
CROCODILE RIVER
RUSTENBURG
KROONDAL
Pretoria
WESTERN AND EASTERN PLATS
A
Johannesburg
Modified after Vermaak 1994
Eastern Limb
a
WESTERN BUSHVELD COMPLEX STRATIGRAPHY
A
NORTHERN LIMB STRATIGRAPHY
B
9000
7550
1700
0
Metres
UPPER ZONE
MAIN ZONE
MERENSKY REEF
(PGM-RICH)
PLATREEF
UG 2
LG 6
CRITICAL ZONE
granite
LOWER ZONE
TRANSVAAL SEDIMENTARY SEQUENCE
b

Modified after Vermaak 1994

Schematic section indicating the normal stratigraphy of the Western Bushveld Complex with the Bushveld succession in the Northern Limb where no units of the Lower Zone or lower parts of the Critical Zone are present. The Platreef, the local equivalent of the platinum group metal ("PGM") rich Merensky Reef, forms the floor of the Bushveld Complex in the Mokopane area.

ANOORAQ - ANGLO PLATINUM BOIKGANTSHO JOINT VENTURE

Generalized Bushveld Complex Geology and Intrusive Stratigraphy

FIGURE 3

N
Proposed
Pit Outline
Witrivier
Farm
Drenthe
Farm
Overysel Farm
2644880N
2645400N
2647900N
GEOLOGY
Diabase Dyke
Quartzofeldspathic Veins
Norite
Platreef (Pyroxenite)
Dolomite
Granite (Basement)
SYMBOLS
Completed holes (2004)
Completed holes (2000-2003)
Cross Section
0
0.5
1
kilometers

ANOORAQ - ANGLO PLATINUM
BOIKGANTSHO JOINT VENTURE

Property Geology and Drill Hole Map

FIGURE 4

PR-024
PR-084
PR-081
LEGEND
Overburden
Diabase Dykes
Norite
Feldspathic Pyroxenite, Melanorite
Calc Silicate (Metadolomite)
Granitic Basement Complex
Faults
GRADE BARS WITH SCALE
Right Side = Pt+Pd+Au (ppb)
Left Side = Rock Code
Mineralization > 1g/t (Pt + Pd + Au)
100m

ANOORAQ - ANGLO PLATINUM
BOIKGANTSHO JOINT VENTURE

Section 2644880N

FIGURE 5

PR-017
PR-074
LEGEND
Overburden
Diabase Dykes
Norite
Feldspathic Pyroxenite, Melanorite
Calc Silicate (Metadolomite)
Granitic Basement Complex
Faults
GRADE BARS WITH SCALE
Right Side = Pt+Pd+Au (ppb)
Left Side = Rock Code
Mineralization > 1g/t (Pt + Pd + Au)
100m

ANOORAQ - ANGLO PLATINUM
BOIKGANTSHO JOINT VENTURE

Section 2645400N

FIGURE 6

PR-145
PR-148
OY-035A
OY-035
PR-127
LEGEND
Overburden
Diabase Dykes
Norite
Feldspathic Pyroxenite,
Melanorite
Calc Silicate
(Metadolomite)
Granitic
Basement Complex
Faults
GRADE BARS WITH SCALE
Right Side = Pt+Pd+Au (ppb)
Left Side = Rock Code
Mineralization > 1g/t
(Pt + Pd + Au)
100m

ANOORAQ - ANGLO PLATINUM
BOIKGANTSHO JOINT VENTURE

Section 2647900N

FIGURE 7

2004 Drill Core Sampling and Analytical Flow Chart

NQ Core Sample
(4.76 cm diameter)
+/- 1.0 m Length
Potentially Mineralized Portions of Drill Holes PR-051 onwards
DRILLING:
by Drillcorp Africa (Pty) Limited. Samples Transported from Site by ARQ to Logging Area
Core Photography
Photographs Archived on CD
LOGGING & SAMPLING:
Logged and Sampled at
Core Sawn in Half
½ Core Remainder
½ Core Original Split e.g.
Stored in Core Boxes at ARQ Warehouse
Entire Sample Dried, Crushed to 90% < 1.7
SHIPPING:
½ Core Samples Transported to Set Point Laboratory, Mokopane South Africa for Sample Preparation
SAMPLE PREPARATION:
Prepared at Set Point Laboratory, Mokopane, South Africa, Prep. and QAQC Supervised by Inner Core Exploration Services
Coarse Sample
+/- 2500 g
e.g. 6929
Duplicates Analyzed In-Line with Regular Samples
Pulverize Entire Sample to 90%
1 in 20 Samples
SHIPPING:
Regular Pulps Transported to Johannesburg Airport by Courier then by KLM Airlines to Acme Analytical Laboratory in Vancouver BC Canada for Analysis. Duplicate Pulps Transported by SPL to Set Point Laboratory Johannesburg
+/-2250 g Pulp Reject
Stored at ARQ Warehouse
+/-125 g
Regular Pulp
e.g. 6929
+/-125 g
Duplicate Pulp
e.g. 6930
Blind Standards Inserted 1 in 20 Regular Samples
125 g PGM Au Standard e.g. 6920 LZ7
Platreef Project Standards
ANALYSIS:
Regular & Duplicate Samples for Pt, Pd and Au Analysis by 50 g Lead Collection Fire Assay ICP-ES Finish Ni and Cu by Aqua Regia Digest ICP-MS Finish
Regular Pt, Pd, Au, Ni & Cu Analysis
Duplicate Pt, Pd, Au, Ni & Cu Analysis

South Africa

ANOORAQ RESOURCES CORPORATION

Platreef Project

GcdbDR.mdb [CoreFlow:Report]

Date: 21-Dec-04